Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130467

PROSPECTUS

INTERACTIVE TELEVISION NETWORKS, INC.

8,336,446 Shares of Common Stock

This prospectus relates to the sale of up to 4,250,533 shares of our currently outstanding shares of common stock that are owned by some of our stockholders, 2,046,110 shares of our common stock issuable upon the conversion of the currently outstanding 17% Secured Convertible Debenture (the “Debentures”), up to 1,039,803 shares potentially issuable if we elect to pay a portion of our interest obligations under the Debentures in securities or if the Debenture exercise price is adjusted, and 1,000,000 shares of common stock issuable upon the exercise of a common stock purchase warrant (the “Warrant”) held by a warrantholder. For a list of the selling securityholders, please see “Selling Securityholders.” We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrant if and when that warrant is exercised by the selling securityholder. We will pay the expenses of registering these shares.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol ITTV. On February 8, 2006, the closing bid price of our common stock was $4.75 per share.

The shares included in this prospectus may be offered and sold directly by the selling securityholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a selling securityholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 8, 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to Interactive Television Networks, Inc., a Nevada corporation formerly known as Radium Ventures, Inc., and, unless the context indicates otherwise, also includes our wholly-owned operating subsidiary, ITVN, Inc., a Nevada corporation (our subsidiary is sometimes referred to herein as “ITVN”).

Company Overview

Interactive Television Networks, Inc. is a Nevada corporation based in Southern California that operates through its wholly owned subsidiary, ITVN, Inc. We currently operate a subscription based service (the "ITVN Service") that enables our paying subscribers to receive television content via the internet and to view that content on their television sets. The ITVN Service, which we officially launched in April 2005, uses internet protocol television technology (commonly referred to as IPTV) to deliver video content over the Internet to our proprietary set-top box that then delivers the video to the television screen. A remote control enables consumers to view a library of motion pictures and other video content on their television at any time "on demand." The video content can be delivered to televisions over domestic broadband connections of 300kbps or better. We currently only have two video libraries, consisting of over 80 channels available. However, our business plan calls for us to roll out a series of sports, foreign language news programs, lifestyle and music video and audio channels by the end of the first quarter of 2006. All content that is and will be distributed through the ITVN Service is and will be provided by the owners of that content. Subscribers will be provided with continuous access to a variety of motion pictures, music videos, foreign language news broadcasts and adult entertainment. The set-top boxes are manufactured for us and are distributed by us, directly or through distributors. By controlling both the hardware and the video content distributed over our network, we are becoming a vertically integrated provider of digital interactive content networks.

Company History. Our operating subsidiary, now known as ITVN, Inc., was formed in December 2003 for the purpose of developing, marketing and distributing digital video over the internet for viewing on televisions. During the period between its organization and the launch of its IPTV Service in April 2005, ITVN invested over $2.5 million for designing and developing a set-top box that can receive data over the internet and convert that data into high-quality, full motion full screen television programming, arranging for the manufacturing of the set-top boxes, purchasing set-top boxes, entering into agreements with the owners of the video content to be broadcast over the ITVN Service, purchasing, creating and/or leasing numerous servers and other hardware and software that currently maintain and deliver the video content and support our back-office operations, opening offices and facilities in Southern California, and launching the ITVN Service.

This company, Interactive Television Networks, Inc., was originally incorporated under the laws of Nevada and was formerly known as Radium Ventures, Inc. Prior to June 2005, Radium Ventures had tried to operate an internet document editing service from Vancouver, Canada. On June 3, 2005, Radium Ventures completed a merger in which it acquired all of the outstanding shares of ITVN in exchange for 22,117,550 shares of our common stock that were issued to the former stockholders of ITVN. As a result of the merger, ITVN became a wholly owned subsidiary of Radium Ventures. Following the merger, Radium Ventures changed its name to “Interactive Television Networks, Inc.”, replaced its officers and directors with those of ITVN, ceased its internet based document editing operations, and moved its offices to Southern California. We currently do not plan to conduct any business other than the internet delivery of video content that we currently conduct through ITVN.

Our principal executive offices are located at 2010 Main Street, Suite 500 Irvine, California 92614 and our telephone number at that address is (949) 223-4100. We maintain a website at www.itvn.com. Information contained on our website does not constitute part of this prospectus.

Recent Developments

On October 24, 2005, we entered into a series of agreements, each of which was dated as of October 20, 2005, pursuant to which we sold to Pentagon Bernini Fund, Ltd. (the "Fund") (i) a three-year 17% Secured Convertible Debenture (the "Debenture") having an initial principal balance of $4,000,000, and (ii) a five-year warrant (the "Warrant") to acquire 1,000,000 shares of our common stock at an exercise price of $3.00 per share. The Debenture is convertible into shares of common stock at any time at an initial conversion price of $2.00 per share. The foregoing sale of securities was completed on October 25, 2005. The aggregate purchase price of the securities sold to the Fund was $4,000,000, of which we used $2,400,000 to repay, in full, a $2,400,000 outstanding letter of credit facility issued to us by Manufacturer’s Bank for the purpose of purchasing our inventory of set-top boxes, and $1,600,000 was used to repay a working capital loan that Mercator Momentum Fund III, LP had extended to us on October 3, 2005. As permitted by the Debenture, on January 31, 2006 we paid one-half of interest that had accrued under the Debenture through that date by issuing to the Fund a $92,218 Debenture (the initial Debenture, together with all Debenture issued as interest are herein referred to as “Debentures”). One of the agreements that we signed with the Fund was a Registration Rights Agreement pursuant to which we agreed to file a registration statement to register for resale under the Securities Act the shares of common stock issuable to the Fund upon the conversion of the Debenture and upon the exercise of the Warrant. We will incur significant penalties in the form of liquidated damages and the reduction of the conversion price to $1.50 per share for breaches and failure to comply with the commitments contained in the Registration Rights Agreement, including, without limitation, our failure to file a resale registration statement on time and to cause the registration statement to be declared effective and remain effective within agreed upon time periods. This prospectus is part of the registration statement that we filed as a result of that Registration Rights Agreement.

On December 27, 2005, we completed the sale of (i) an aggregate of 3,333,333 shares of our Series A Convertible Preferred Stock (the "Series A Stock"), which Series A Stock is currently convertible into 3,333,333 shares of our common stock, and (ii) warrants to acquire up to a total of 265,000 shares of common stock to M.A.G. Capital, LLC, Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., and Monarch Pointe Fund, Ltd. (M.A.G. Capital, LLC is an affiliate of, and operates each of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., and Monarch Pointe Fund, Ltd.) In consideration for the foregoing shares of Series A, the purchasers delivered to us (i) an aggregate of $2,000,000 in cash and (ii) certain securities of Interactive Brand Development, Inc. (“IBD”) that were owned by the purchasers. The IBD securities that were transferred to us consisted of (1) 34,988 shares of IBD’s Series D Convertible Preferred Stock, (2) 11,657 shares of IDB’s Series D Preferred Stock, (3) 11,269 shares of ODB’s Series D Preferred Stock, (4) 34,000 shares of IBD’s Series E Convertible Preferred Stock, and (5) 200,000 shares of restricted IBD common stock. IBD is a public media company that owns interests in online and offline media properties. In addition, in connection with the our acquisition of the IBD securities, M.A.G. Capital and its affiliates also assigned to us of all of their rights under the agreements, certificates and instruments entered into by them and IBD in connection with the issuance to them of the IBD securities.

The Offering

We are registering 8,336,446 shares of our common stock in order to enable the holders of those shares to freely re-sell those shares (on the open market or otherwise) from time to time in the future through the use of this prospectus. Of the 8,336,446 shares included in this prospectus, 4,250,533 shares are currently outstanding and were issued to certain of the selling securityholders in private transactions. The remaining 4,085,913 shares included in this prospectus represent the estimated maximum number of shares that may be issued to a selling securityholder upon its conversion of the Debentures (including any additional Debentures that may be issued as partial payment of interest under the Debenture) and the exercise of the Warrant. The Debenture and the Warrant also were issued in private transactions. Since the foregoing shares and the Debenture and Warrant were issued in private, unregistered transactions, none of the 8,336,446 shares can be freely transferred at this time by the selling securityholders unless the shares are included in a prospectus, such as this prospectus.

Common stock offered by the selling securityholders
8,336,533 shares, consisting of 4,250,533 outstanding shares owned by selling securityholders, up to 1,039,803 shares potentially issuable if we elect to pay a portion of our interest obligations under the Debentures in securities or if the Debenture exercise price is adjusted, 2,046,110 shares issuable to a selling securityholder upon its exercise of the Debentures, and an additional 1,000,000 shares issuable to the same selling securityholder upon its exercise of the Warrant.

Common stock currently outstanding and outstanding after the offering, assuming no conversion of the Debentures and no exercise of the Warrant	24,881,767 shares (1)
Common stock to be outstanding after the offering, assuming the exercise of the Debentures for 2,046,110 of the shares included in this prospectus	26,927,877 shares (1)(2)
Common stock to be outstanding after the offering, assuming the exercise of the Warrant for 1,000,000 of the shares included in this prospectus	25,881,767 shares (1)
OTC Bulletin Board Trading Symbol	ITTV
Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 4.

__________________________________

(1)
Includes 1,382,140 shares currently issued to one of our stockholders and held in escrow subject to release upon the achievement by the stockholder of certain sales goals. All shares not released from escrow by October 31,2006 will be cancelled on that date. In addition to these outstanding shares, there are outstanding options to purchase shares of common stock at a price of $4.44 per share, and (ii) warrants (other than the Warrant) to purchase 265,000 shares of common stock (at an exercise price of $5.00 per share.)

(2)	Under the Debentures, we have the right to pay a portion of our interest payments through the issuance of additional Debentures. In addition, if we default under our obligations to register, and maintain the registration, of the shares underlying the Debentures, the conversion price of the Debentures will decrease to $1.50 per share. Should either of these events occur, the number of shares that are included in this prospectus and potentially issuable under the Debentures could increase by as much as 1,039,803 shares.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in the documents incorporated by reference before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

We are an early-stage company subject to all of the risks and uncertainties of a new business.

Although Radium has been in existence since April 2002, and our ITVN operating subsidiary has been in existence since December 2003, we should be evaluated as a new, start-up company, subject to all of the risks and uncertainties normally associated with a new, start-up company. Radium's operations were not successful and did not generate any meaningful amount of revenues. Accordingly, we have ceased Radium's prior operations and are concentrating all of our efforts on developing the video delivery operations currently conducted by ITVN, our subsidiary. However, ITVN itself is a start-up company that did not commercially launch its IPTV services until April 2005 and, therefore, has only recently commenced generating revenues. As a start-up company, we expect to incur significant operating losses. Based on our internal projections, we do not expect that our monthly sales and subscription revenues will be able to pay all of our projected operating expenses until we have sold approximately 25,000 set-top boxes to monthly paying customers. As of December 31, 2005 we had only sold approximately 3,000 set-top boxes to customers and approximately 6,400 to distributors. No assurance can be given that we will ever have sufficient continuous subscribers or that we will generate revenues sufficient for us to become profitable.

We have limited working capital and will need to raise additional capital in the future.

As of September 30, 2005, we had a stockholders' deficit of $1,535,718 (unaudited). Since its inception, ITVN has had a net loss from operations of $3,289,895. We currently only have a limited amount of cash available, which cash is not sufficient to fund our anticipated future operating needs beyond the first quarter of 2006. While some of our officers/principal stockholders have, from time to time, made short-term loans to us to fund our working capital needs, none of these officers/stockholders has committed to make any additional loans, and no assurance can be given that we will receive additional loans if and when needed. Our capital needs in the future will depend upon factors such as market acceptance of our ITVN Service and any other new products and services we launch, the success of our core business, the amount of sales and subscription revenues that our operations generate, and the amount of our operating costs, including marketing and sales costs. None of these factors can be predicted with certainty. In order to have sufficient ITVN set-top boxes for the roll-out of our ITVN Service, we have to date purchased from our off-shore manufacturer a total of 25,000 set-top boxes. However, in order for our business to become profitable and to develop beyond the initial roll-out phase, we will have to purchase additional set-top boxes. Accordingly, in order to fund our future operations, including the purchase of additional ITVN set-top boxes, we will need substantial additional debt or equity financing, for which we currently have no commitments or arrangement. We cannot assure you that any additional financing will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling stock, the ownership of our existing stockholders will be diluted. Any inability to obtain required financing would have a material adverse effect on our business, results of operations and financial condition. In the event that we do not obtain all of the funds required to operate our business as planned, we will have to reduce our operations to a level that can be supported by our limited cash flow, abandon certain business plans, or even terminate our operations altogether.

We have only had limited product sales to date, and we can give no assurance that our products and services will be accepted by the market.

We launched the sale of our set-top boxes in April 2005. Although we have not had any complaints to date, no assurance can be given that our ITVN set-top boxes and the IPTV video programming that can be accessed through the set-top boxes, will work satisfactorily in large scale commercial usage. Any unanticipated problems with our set-top boxes, or the ability to deliver high resolution video programming would limit our ability to market our products and services. Because we have only been offering our products and services for a few months, we do not have sufficient market data to be able to predict whether our products and services will be accepted by the IPTV or video-on-demand markets, or whether any subscribers of our services will continue to subscribe to our services. Our current business model is based on maintaining a base of on-going monthly subscribers. Because all of our subscriptions were entered into recently, we have no history from which we can predict the success of our business model. Accordingly, we have limited experience in selling our ITVN set-top boxes and providing our services on which to base any prediction about our future operations and viability.

The Debenture is secured by a lien on all of this company’s personal property. Accordingly, a default under the Debenture could result in the foreclosure of all of our assets and the termination of our business.

On October 25, 2005 we issued the $4,000,000 Debenture that is secured by a first priority security interest on all of our assets. If we are unable to make any of the required payments under the Debenture or if we are otherwise unable to repay the Debenture when repayment of the Debenture is due, the holder of the Debenture will have the right to foreclose on all of our assets, which would materially and adversely affect our ability to continue our operations. Interest payments will commence in January 2006 and continue quarterly thereafter. Although we have the right to pay up to 50% of each interest payment by issuing additional Debentures, failure to pay the cash portion of these interest payments will result in a default. In addition, unless the Debentures have been converted into our common stock by then, commencing in May 2007, we will have to start making principal payments of $222,222 per month. Failure to make any payment as required under the Debenture could result in the acceleration of the Debenture and the foreclosure of our assets. No assurance can be given that we will be able to make all payments as required or that we will be able to repay the Debenture.

Many very large and well-funded companies have announced that they are entering into various aspects of the IPTV market that we serve. These companies will be able to offer products and technologies that will directly compete with our products and technology.

Although IPTV is still a relatively new and developing technology, numerous world class companies have announced their intention to enter into various aspects of delivering television over the internet using IPTV technology (the technology that we use in delivering our ITVN Services). These companies include U.S and European telecommunications companies (such Verizon, SBC Communications, Bellsouth, France Telecom, Deutsche Telekom), set-top box manufacturers (such as Linksys-KiSS, a division of Cisco Systems, Motorola, Scientific-Atlanta, Tatung Co. and Thomson), and software companies (such as Microsoft). There currently are a number of companies worldwide that have already deployed IPTV services, although most of those companies, like our company, still only have a relatively small number of subscribers. As a result, we can expect that competition for subscribers and competition among IPTV delivery services will dramatically increase in the very near future. As a small, development stage company, it is uncertain if and how we will be able to compete with the new competitors and products that are being announced and deployed. While we believe that we currently have a competitive advantage because we are already offering an operational service and because we offer a large library of programming, particularly adult entertainment programming, which certain of our competitors may not have access to or may choose not to offer, no assurance can be given that we will in fact be able to successfully compete with the existing or new competitors in this new and evolving marketplace.

The success of our business depends on the growth of our content library, the growth of our subscriber base, and the negotiation of favorable pricing terms with content providers.

Although our business plan is to provide a number of network programming alternatives to our customers (including live and archived sporting events, music videos, radio broadcasts, foreign news programming and new and classic movies), at this time we only have a limited number of network channels of video content that we can offer our customers. Accordingly, our ITVN set-top boxes and IPTV services currently can only be marketed to viewers who are interested in those channels that we currently offer, and not to the much larger audience that we believe will be interested in our products and services when a number of the other channels are available. Having only a limited number of channels available at this time limits the reach of our marketing and sales efforts. Our strategy depends on expanding the content available using our set-top boxes, which in turn depends on our relationships with production and distribution companies that control content. We will need to develop and maintain such relationships as we expand our business to provide additional content. There can be no assurance, however, that we will be able to develop and maintain such relationships or negotiate such terms. In such case, we may be forced to change our strategy, which could have a material adverse effect on the results of our operations, or to abandon the media delivery business despite our investment in infrastructure supporting such a business.

If we are unable to compete effectively with other forms of entertainment, we will not be able to increase subscriber revenue.

We face general competition from other forms of entertainment, including sporting and cultural events, other television networks, feature films and other programming. Our ability to compete depends on many factors, most of which are outside of our control. These factors include the quality and appeal of our competitors' content, the technology utilized by our competitors, the effectiveness of their sales and marketing efforts and the attractiveness of their product offerings. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their product offerings. These competitors may also engage in more extensive technology research and development and adopt more aggressive pricing policies for their content. Additionally, increased competition could result in price reductions, lower margins and negatively impact our financial results.

We may be liable for the content we make available on the internet.

Because we deliver adult programming as part of our ITVN Services, we may be subject to obscenity or other legal claims by third parties. Our business, financial condition and operating results could be harmed if we were found liable for this content. Implementing measures to reduce our exposure to this liability may require us to take steps that would substantially limit the attractiveness of our ITVN Service and/or its availability in various geographic areas, which would negatively impact our ability to generate revenue. Furthermore, we may not have insurance that adequately protects us against all of these types of claims.

Increased government regulation on the distribution of adult oriented content could impede our ability to expand our business.

We currently are not aware of any Federal or state laws or regulations that limit the delivery of adult oriented entertainment over the Internet. In fact, accessing adult oriented materials has been one of the major uses of the Internet and a driving force behind consumer adoption of new technologies. However, new laws or regulations, or the new application of existing laws could prevent us from making our adult oriented content available in various jurisdictions or could otherwise restrict some of our operations in a manner that would have a material adverse effect on our business, financial condition and operating results. These new laws or regulations may relate to liability for information retrieved from or transmitted over the internet, taxation, user privacy and other matters relating to our products and services. Moreover, the application to the internet of existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.

The current administration in Washington D.C. has publicly announced that it intends to restrict matters deemed to be obscene, including adult entertainment. Efforts by the current administration to limit the delivery of adult content over the Internet could result in increased government regulation of the adult portion of our business and limit that portion of our operations. It is not possible for us to predict what new governmental regulations we may be subject to in the future.

Because we carry an adult oriented channel, we may become subject to negative publicity, lawsuits or boycotts by opponents of adult entertainment, all of which could adversely affect our operating performance.

Because we offer a channel of adult video content, we could become a target of negative publicity, lawsuits or boycotts by one or more advocacy groups who oppose the distribution of material they believe to be obscene. These groups have, in the past, mounted negative publicity campaigns, filed lawsuits and encouraged boycotts against other companies whose businesses involve adult entertainment. The costs of defending against any such negative publicity, lawsuits or boycotts could be significant, could hurt our finances and could discourage investors from investing in our publicly traded securities. As a provider of adult entertainment, we cannot assure you that we may not become a target in the future.

Because we are involved in the distribution of adult programming, it may be more difficult for us to raise money or attract market support for our stock.

Although our business plan calls for us to become a provider of mainstream content, including sports, foreign news, music and non-adult motion pictures, adult programming currently represents the majority of our revenues. Accordingly, some investors, investment banking entities, market makers, lenders and others in the investment community may decide not to provide financing to us, or to participate in our public market or other activities due to the nature of our business, which, in turn, may hurt the value of our stock, and our ability to attract market support.

We need to effectively manage our growth and the execution of our business plan. Any failure to do so would negatively impact our results.

To manage operations effectively, we must constantly improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to maintain high levels of employee utilization, to manage our costs in general and general and administrative expense, in particular, and otherwise to execute on our business plan. We need to cost-efficiently develop our new technology business as well as expand our base of subscribers to effectively implement our business strategies. There are no assurances that we will be able to effectively and efficiently manage this growth. Any inability to do so could increase our expenses and negatively impact our results of operations.

Because we have no proprietary technology that could act as a barrier to entry, other companies can provide similar video delivery services that directly compete with our ITVN Service.

The set-top box that we sell or otherwise provide to the subscribers of our ITVN Service in order for them to be able to access our video library was developed by us based on existing technologies and on commonly available components . Although we believe that certain aspects of the set-top box may be protected by trade secret laws, we do not own any patents on the set-top boxes or the technologies contained therein. Accordingly, competitors can develop set-top boxes or other IPTV technologies that provide internet video delivery services that are comparable or better than the ITVN Service that we provide. To our knowledge, at least two major telecommunications companies are developing their own set-top box that is expected to have the same functionality as our set-top box. Although the set-top boxes of other companies will not be able to access our channels or view our video content, these other set-top boxes will directly compete with us for customers based on price, quality of service, and the selection of video programming.

New technological discoveries may render our equipment and our ITVN Service uneconomical or obsolete.

Delivery of video content over the internet by use of IPTV or related technologies is a new and rapidly developing market. As a development stage company that is competing in a market that is undergoing rapid technological changes, we face the risk that our technology will become obsolete or that consumer demands will change to favor alternative or improved technologies. A number of major, well funded companies are developing technologies that deliver video content over the internet, and the products that these companies offer may be cheaper and/or be more advanced than our ITVN Service. No assurance can be given that we will be able to react to new technological changes or to the new, technologically advanced products others may offer. Unless we are able to upgrade our system to conform to new technological changes, our ITVN Service may become obsolete.

RISKS RELATED TO OUR COMMON STOCK

Our stock is thinly traded, so you may be unable to sell your shares at or near the quoted bid prices if you need to sell a significant number of your shares.

The shares of our common stock are thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

You may have difficulty selling our shares because they are deemed “penny stocks”.

Since our common stock is not listed on the Nasdaq Stock Market, if the trading price of our common stock remains below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before brokers and dealers can effect transactions in penny stocks. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

Anti-takeover provisions in our articles of incorporation could affect the value of our stock.

Our Articles of Incorporation contains certain provisions that could be an impediment to a non-negotiated change in control. In particular, without stockholder approval we can issue up to 1,666,667 shares of preferred stock with rights and preferences determined by our Board of Directors. These provisions could make a hostile takeover or other non-negotiated change in control difficult, so that stockholders would not be able to receive a premium for their common stock.

Potential issuance of additional common and preferred stock could dilute existing stockholders.

We are authorized to issue up to 75,000,000 shares of common stock. To the extent of such authorization, our Board of Directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock offered hereby. We are also authorized to issue up to 5,000,000 shares of preferred stock, of which 3,333,333 have been designated as the Series A Stock. The Board of Directors has right to establish the rights and preferences of the remaining 1,666,667 shares of preferred stock, which designation of new series of preferred stock may be made without stockholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock offered hereby. Preferred stockholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;

•	receiving preferences over the holders of common stock in the event of our dissolution or liquidation;

•	delaying, deferring or preventing a change in control of our company; and

•	discouraging bids for our common stock.

Our existing directors, officers and key employees hold a substantial amount of our common stock and may be able to prevent other stockholders from influencing significant corporate decisions.

As of December 31, 2005, our directors, executive officers and one of our key employees beneficially owned approximately 53% of our outstanding common stock. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our articles of incorporation.

The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Substantial sales of common stock could cause stock price to fall.

As of December 31, 2005, we had outstanding 24,881,767 shares of common stock (including the 1,382,140 shares issued to XTV Investments LLC that we still hold in escrow and that, therefore, cannot currently be transferred). Of all of the currently issued and outstanding shares, only 1,882,450 shares have either been registered for resale or are eligible for resale under Rule 144 promulgated under the Securities Act of 1933. However, as a result of the registration of the shares included in this prospectus, a total of 6,132,983 shares of our currently outstanding common stock will be able to be freely sold on the market, which number will increase to 9,179,093 shares if the Debentures are converted and all of the Warrant are exercised by the selling securityholders. During the past year, however, the average daily trading volume of our shares has been extremely low, and there have been many days in which no shares were traded at all. Because there currently are only 1,882,450 shares that could be traded on the OTC Bulletin Board, the sudden release of 8,336,446 additional freely trading shares included in this prospectus onto the market, or the perception that such shares will or could come onto the market, could have an adverse affect on the trading price of the stock. In addition to the shares that may be registered for re-sale under this prospectus, an additional 18,998,874 shares of restricted stock will become eligible for public resale under Rule 144 commencing in June 2006. Although Rule 144 restricts the number of shares that any one holder can sell during any three-month period under Rule 144, because more than one stockholder holds these restricted shares, a significant number of shares could legally be sold commencing in June 2006. No prediction can be made as to the effect, if any, that sales of the shares included in this prospectus or subject to Rule 144 sales commencing in June 2006, or the availability of such shares for sale, will have on the market prices prevailing from time to time. Finally, in December 2005 we issued the Series A Stock and warrants to purchase 265,000 shares of common stock. We have agreed to register the 3,333,333 shares into which the Series A Stock is convertible and the 265,000 shares of common stock underlying the warrant by September 2006. The registration of these shares will further increase the number of shares that will become freely resold onto the market, thereby further potentially depressing the stock price. Even if all of the shares that become available for resale are not sold at the time that they are eligible for re-sale, the possibility that substantial amounts of common stock may be sold in the public market may itself adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

The market price of our stock may be adversely affected by market volatility.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•	announcements by us or our competitors;

•	announcements of technological innovations by us or our competitors;

•	announcements of new products or new contracts by us or our competitors;

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by securities analysts and whether our earnings meet or exceed such estimates;

•	conditions and trends in the internet, entertainment or other industries;

•	general economic, political and market conditions and other factors; and

•	the occurrence of any of the risks described in this prospectus.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 4.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling securityholders pursuant to this prospectus. However, we may receive the sale price of any common stock we sell to the selling securityholders upon exercise by them of the Warrant. If the Warrant to purchase all the 1,000,000 shares is exercised, the total amount of proceeds we would receive is $3,000,000. Any proceeds we receive from the exercise of the Warrant is expected to be used for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

MARKET PRICE OF COMMON STOCK
AND OTHER STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the OTC Bulletin Board over-the-counter market since August 2005 under the symbol “ITTV.” Prior thereto, our common stock was listed on the OTC Bulletin Board over-the-counter market under the symbol “RDIU,” the symbol used by us under our prior name and reflecting our prior operations.

To our knowledge, there was limited or no trading in our common stock prior to the merger on June 3, 2005. Accordingly, the following table only sets forth the high and low bid information for our common stock for the periods indicated since the merger. The following price information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Quarter Ending	High	Low
Fiscal 2005
June 30, 2005(1)	$4.50	$3.00
September 30, 2005	$4.60	$4.00
December 31, 2005	$7.00	$4.00
______________
(1) To our knowledge, trading activity first commenced during the calendar quarter ended June 30, 2005.

Our common stock will be offered in amounts, at prices, and on terms to be determined in light of market conditions at the time of sale. The shares may be sold directly by the selling stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents, underwriters, or dealers. We will not control or determine the price at which the shares are sold.

Holders

As of December 31, 2005 there were 44 holders of record of our common stock. We do not know how many shareholders hold our shares in “street name.”

Dividends

We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the Board of Directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

On June 3, 2005, we completed a merger in which ITVN, Inc. (“ITVN”), through which we currently carry out all of our business operations, became our wholly-owned subsidiary. At the time of the merger, we had virtually no assets or liabilities (prior to the merger we had engaged in Internet document editing business). In connection with the merger, we changed our name to “Interactive Television Networks, Inc.”, replaced our officers and directors with those of ITVN, ceased our Internet document editing business and moved our offices to Southern California. We currently do not plan to conduct any business other than the business that ITVN has conducted since its organization. ITVN is a development stage company that has developed and has now begun to operate a subscription based service (the "ITVN Service") that enables paying subscribers to receive television content via the internet and to view that content on their television set.

Although we acquired ITVN in the merger, for accounting purposes, the merger was accounted for as a reverse merger since the stockholders of ITVN acquired a majority of the issued and outstanding shares of our common stock, and the directors and executive officers of ITVN became our directors and executive officers. Accordingly, the financial statements contained in this prospectus, and the description of our results of operations and financial condition, reflect (i) the operations of ITVN alone prior to the merger, and (ii) the combined results of this company and ITVN since the merger. No goodwill was recorded as a result of the merger.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to impairment of long-lived assets, including finite lived intangible assets, accrued liabilities and certain expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 1 to ITVN’s audited financial statements for the year ended December 31, 2004 included in this prospectus. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Development Stage Enterprise

We are a development stage enterprise as defined by the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." All losses accumulated since inception have been considered as part of our development stage activities.

Valuation of Inventory

We value our inventory of ITVN set-top boxes at the lower of cost or net realizable value with cost determined on the first-in, first-out method. We perform a detailed assessment of inventory at each balance sheet date, which includes a review of, among other factors, demand requirements and market conditions. Based on this analysis, we record adjustments, when appropriate, to reflect inventory at lower of cost or market. As of September 30, 2005, inventory was determined to be properly valued at cost and there were no adjustments. Although we make every effort to ensure the accuracy of our forecasts of product demand and pricing assumptions, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and our reported operating results. In the future, if we find that our estimates are too optimistic and determine that our inventory needs to be written down, we will be required to recognize such costs in our cost of revenue at the time of such determination. Conversely, if we then find our estimates are too pessimistic and we subsequently sell product that has previously been written down, our gross margin in that period will be favorably impacted.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs-an Amendment of ARB No. 43, Chapter 4 (FAS 151)." FAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 is not expected to have a material impact on our financial position or results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based upon their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of FAS 123(R). We have elected early adoption.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented; or (b) prior interim periods of the year of adoption.

We have opted for early adoption and adopted the "modified prospective" method. We have not issued options to any employees as of September 30, 2005. During the nine months ended September 30, 2005, we issued a total of 881,676 shares of common stock to a financial advisor as compensation and as a signing bonus to our newly hired CEO and CFO. The fair market value of the shares issued was expensed on the date issued and that amount was credited to paid-in-capital.

Results of Operations

Comparison of Nine Month Period ended September 30, 2005 to Nine Month Period ended September 30, 2004.

During the nine-month period ending September 30, 2004, we were engaged in developing our business plan and in the design and development of our ITVN Service, including our set-top boxes. During the nine-month period in 2004, we did not engage in any operations, had no revenues or sales, incurred no general and administrative expenses, and did not recognize any costs or expenses other than $77,500 of professional and consulting fees. Accordingly, any comparison of the nine-month periods ended September 30, 2004 and 2005 would be meaningless and is not included herein. However, since all business activity that is reflected in our financial statements occurred during 2005, we believe a presentation of our operations for the past fiscal quarter compared to the year-to-date information is a more relevant reflection of our current and anticipated operations.

Net revenues. Net service and hardware revenues for the three and nine months ended September 30, 2005 are listed below. During 2004, we were primarily engaged in the development of our products and services and, therefore, did not generate any revenues.

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005

Service revenues	$124,144	24%	$157,488	26%
Hardware revenues	403,300	76%	445,352	74%
Net revenues	$527,444		$602,840

Service revenues represent revenues received from subscriptions for the use of the ITVN services. Service revenues for the three and nine month periods ended September 30, 2005 were $124,114 and $157,488, respectively. We officially launched our ITVN services, and formally commenced marketing our products in April 2005. Accordingly, we did not generate significant service revenues in the quarter ended June 30, 2005, and did not recognize any service revenues during the three and nine month periods ended September 30, 2004. Consumer demand for the ITVN-enabled set-top box and the ITVN service was driven by the general availability of our products and services, and by the support in the affiliate distribution channel, and increased consumer awareness of ITVN. We anticipate fiscal year 2006 will have continued service revenue growth as our subscription base grows.

Hardware revenues, net of allowance for sales returns, for the three months ended September 30, 2005 were 76% of our net revenues for that period. Hardware sales during the second fiscal quarter were minimal since we did not officially launch our ITVN Service until the second fiscal quarter. Management believes hardware sales will continue to exceed service revenues during the initial roll-out of our product until the Company obtains a large number of monthly subscribers .

Cost of Goods Sold. The net cost of our ITVN Service and our ITVN enabled set-top box sales revenues for the three and nine months ended September 30, 2005 are listed below. Because we did not generate any revenues during 2004, there were no costs of goods sold during those corresponding periods.

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005

Cost of service revenues	$ 32,192	4%	$ 41,840	4%
Cost of hardware revenues	$ 852,230	93%	$ 898,402	92%
Depreciation on capitalized inventory	$ 27,765	3%	$ 36,438	4%
Cost of goods sold	$ 912,187		$ 976,680

Cost of service revenues consist primarily of fees paid to content providers, telecommunication and network expenses, customer service fees and other expenses related to providing the ITVN service. We expect the costs of service to increase in future periods as the number of subscribers continues to increase. In addition, we expect customer care expenses for fiscal year 2006 to be significantly greater than 2005 as we strive to continue to improve customer relations and retention.

Cost of hardware revenues include all product costs associated with the ITVN-enabled set-top box we distribute and sell including freight costs. The ITVN-enabled set-top boxes that we sell and that are necessary to access our services are manufactured for us by a third party contract manufacturer. We sell our set-top box hardware to subscribers primarily as a means to grow our subscriber base and our monthly service revenues and, as a result, we do not intend to generate significant gross margins, if any, from these hardware sales. As a result, our gross margins from hardware sales may be negative.

Depreciation on capitalized inventory represents depreciation on ITVN-enabled set-top boxes that we gave to a certain number of subscribers at no cost as a marketing promotion. We capitalized the cost of the ITVN-enabled set-top boxes that were given away during this promotion. Depreciation relating to these boxes is calculated over their estimated useful lives.

Operating Expenses. Operating expenses for the three months ended September 30, 2005 and June 30, 2005 are listed below (since we launched our ITVN Service in March 2005, management does not believe the September 30, 2004 numbers provide useful comparisons):

	Three Months Ended September 30, 2005		Three Months Ended June 30, 2005

Salaries expense	$ 319,416	32%	$ 201,010	21%
Professional fees	212,372	21%	345,282	36%
Sales and marketing	35,660	4%	65,495	7%
Depreciation and amortization	109,314	11%	82,967	9%
General and administrative	312,587	32%	261,008	27%
Operating expenses	$ 989,349		$ 955,762

Salaries expense for the three months ended September 30, 2005 increased approximately $118,000 or 59% compared to the three months ended June 30, 2005 due to additional employees we have retained. In June 2005, we engaged a new Chief Executive Officer and a Chief Financial Officer. If our business grows as we plan, we may need to hire additional employees, which will result in larger salary expenses in the future.

Professional fees consist primarily of financial, technical, and marketing consulting fees and legal fees. For the three months ended September 30, 2005 professional fees decreased approximately $133,000 or 38% compared to the three months ended June 30, 2005. The decrease is due primarily to the expenses resulting from the issuance of common stock to Radium's financial advisor in conjunction with the Merger, and the issuance of common stock as a signing bonus to the newly hired CEO and CFO, during the three months ended June 30, 2005. Such one-time stock compensation costs were not incurred during the three months ended September 30, 2005. We expect that our professional expenses will continue to be significant due to the costs of being a public company, including the costs we expect to incur to comply with the Sarbanes-Oxley Act of 2002.

Sales and marketing expenses. Sales and marketing expenses consist primarily of fees paid for the affiliate program, Internet and other media advertising, public relations activities, special promotions, trade shows, and the production of marketing related items. Sales and marketing expenses for the three months ended September 30, 2005 decreased approximately $30,000 or 46% compared to the three months ended June 30, 2005 due primarily to the fact that the Company participated in fewer trade shows and exhibits.

Depreciation and amortization. Depreciation and amortization of fixed assets and intangible assets is provided using the straight-line method over the estimated useful lives of the assets. Minor replacements, maintenance and repairs are charged to current operations. Depreciation and amortization for the three months ended September 30, 2005 increased approximately $26,000 or 32% compared to the three months ended June 30, 2005 due primarily to the acquisition of additional computers and software to support the Company’s business.

General and administrative expenses. General and administrative expenses consist primarily of executive, administrative, accounting, information systems, customer operations personnel, facility costs, and interest expense. General and administrative expenses for the three months ended September 30, 2005 increased approximately $52,000 or 20% compared to the three months ended June 30, 2005, due primarily to increases in rent and related office expenses, directors and officers liability insurance, interest expense and internet connection fees.

Comparison of Fiscal Year ended December 31, 2004 to Year ended December 31, 2003.

ITVN, our operating subsidiary, was formed in December 2003. Other than the issuance of some shares of our common stock to the founders, we did not engage in any activity in 2003 and did not own any assets, and had no liabilities as of December 31, 2003.

During 2004, the founders were primarily engaged in developing a business plan for our future operations and in designing and developing our technology and our set-top box. Because our ITVN Service was not released to the market until 2005, we did not have any sales or other revenues in 2004 and did not have any cost of sales.

All of the expenses we incurred during 2004 reflect the activities undertaken by our founders in establishing our future business. During 2004, we operated from offices made available to us on a rent-free basis by one of our founders. During 2004, the founders of ITVN were the only officers, directors and employees of ITVN. Accordingly, the only salary expenses that ITVN accrued during 2004 was $60,000 of fees payable to the founders for their services. Our largest expense during 2004 consisted of professional fees paid or payable to our software consultants for services related to the development of the software used to provide the ITVN Service and fees paid or payable to legal and accounting professionals to establish our business structure. We also incurred $57,000 of sales and marketing expenses, primarily during the fourth quarter of 2004, as ITVN began to introduce its new product at trade shows and to certain of its potential markets. In anticipation of introducing the ITVN Service in early 2005, we also ordered $630,000 of set-top boxes in 2004.

Our operating expenses were funded using $1,665,000 of capital contributed to ITVN by an investor and $211,000 of advances made to ITVN by the founders to third parties on our behalf, including payments to purchase certain equipment and software necessary to establish our future operations.

Because we were solely engaged in the development of our business in 2004 and had no revenues, we incurred a net loss of $327,000.

Liquidity and Capital Resources

To date, we have financed our operations and met our capital expenditure requirements primarily from the proceeds received from the sale of our common stock, loans extended to us by third party institutions and by certain of our founders, and by a $2,400,000 letter of credit facility that was extended to us by Manufacturers Bank. Our cash proceeds from operations are subject, in part, to the amount and timing of cash received from customers for hardware purchases and cash received from monthly subscriptions.

Our near-term goal is to generate revenues from (i) the sale of our ITVN set-top boxes and (ii) the on-going monthly subscription fees paid by the subscribers for our ITVN Service. Since our ITVN Service was launched in April 2005, we have not yet sold enough set-top boxes, and therefore also do not have sufficient subscribers, to fund our on-going operations from these sources of revenues. Since our ITVN Service can only be used by subscribers through our proprietary set-top box, we need to distribute our ITVN-enabled set-top boxes to subscribers in order to increase our subscriber base. Accordingly, we have had to manufacture and purchase the set-top boxes before being able to generate any revenue from the sale of the set-top boxes or from monthly subscription fees. To date, we have purchased approximately 25,000 set-top boxes. In order to obtain the capital to manufacture and purchase the 20,000 set-top boxes, in March 2005 we entered into a loan and security agreement with Manufacturers Bank whereby Manufacturers Bank agreed to issue us letters of credit in the aggregate amount of $2,400,000 to be used to purchase ITVN set-top boxes. In addition, on October 3, 2005, we also obtained a $1,600,000 short-term working capital loan from Mercator Momentum Fund III, LP. On October 25, 2005, we sold to Pentagon Bernini Fund, Ltd. (the "Fund") the three-year, $4,000,000 Debenture and the five-year Warrant to acquire 1,000,000 shares of our common stock at an exercise price of $3.00 per share. We used $2,400,000 of the Debenture offering proceeds to repay, in full, the entire $2,400,000 outstanding balance of the Manufacturers Bank letter of credit facility, and $1,600,000, to repay the entire Mercator Momentum Fund III, LP working capital loan. We are obligated to pay interest on the Debenture on a quarterly basis on the last day of each January, April, July, and October, commencing on January 31, 2006. Interest shall be payable in cash, except that we may, in our sole discretion, pay up to 50% of the amount of interest payable on any interest payment date by issuing additional debentures in accordance with the same terms as the Debenture. Pursuant to this provision, on January 31, 2006, we issued a $92,220 Debenture to the Fund in payment of one-half of the $184,438 of interest due on that date. We will be required to make monthly principal payments of $222,222 under the Debenture commencing in May 2007 and continuing until the Debenture is repaid in full. Our obligations under the Debenture are secured by a Security Agreement, pursuant to which we granted to the Fund a security interest in all of our personal property assets.

In December 2005, we raised an additional $2,000,000 of cash through the sale of the Series A Stock. As a result, the funds we currently have on hand are expected to be sufficient to fund all of our anticipated working capital needs until approximately July 2006. Since we do not project that our monthly subscription revenues will be sufficient to fund all of our working capital needs by the end of June 2006, we expect to have to obtain additional funds by mid-year from either loans from affiliates or third parties, or from sales of our securities. We do not have any written commitments from any affiliates or any third parties for additional loans. In addition, our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Our goal is to generate sufficient monthly subscription revenues from on-going subscribers to fund all of our monthly anticipated operating expenses and, thereafter, to provide us with positive cash flows from operations. Based on our current projections of future operating expenses, including future marketing costs, we believe that we will reach the foregoing level of cash flow if all of the 25,000 set-top boxes that we have purchased are used by on-going customers who subscribe to the ITVN Service on a monthly basis. No assurance can, however, be given that we will be able to sell or otherwise distribute all of the set-top boxes to customers who subscribe to our ITVN Service.

The following table summarizes our cash flow activities during the nine months ended September 30, 2005:

Nine Months Ended September 30, 2005
Net cash used in operating activities	$ 3,304,995
Net cash used in investing activities	$ 656,708
Net cash provided by financing activities	$ 3,456,593

Net cash used in operating activities for the nine months ended September 30, 2005 was largely attributable to the number of ITVN-enabled set-top boxes that we purchased during 2005, in addition to operating losses that we incurred as a development stage company in connection with establishing our business and operations. Net cash used in investing activities for the nine months ended September 30, 2005 represents the $652,820 of fixed assets, principally computer equipment, that we purchased to support our business. Net cash provided by financing activities for the nine months ended September 30, 2005 represents the cash we received from borrowings under our bank letter of credit facility and loans from related parties. During the nine months ended September 30, 2005, two related parties loaned the company the total principal amount of $1,056,593. The loans are demand loans with no stated maturity date and can, therefore, be called by the makers at any time. The loans accrue interest at a rate of 8% per annum beginning on July 1, 2005. As of September 30, 2005, $21,074 of interest had accrued, none of which had been paid.

The following is a summary of our contractual cash obligations as of September 30, 2005:

Contractual Obligations	Total	2005	2006	2007	2008 and Thereafter

Related party notes payable	$1,056,593	$1,056,593	$0	$0	$0
Letter of credit	$2,400,000	$2,400,000(1)	$0	$0	$0
_________________________
(1) As described above, the entire outstanding balance of the letter of credit was repaid in October 2005.

As part of our ongoing business, we generally do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. Accordingly, our operating results, financial condition, and cash flows are not generally subject to off-balance sheet risks associated with these types of arrangements. We did not have any material off-balance sheet arrangements at September 30, 2005.

We do not believe that inflation has had a material impact on our business or operations.

BUSINESS

Company Overview

Interactive Television Networks, Inc., through our wholly owned subsidiary, ITVN, Inc., is engaged in the business of developing, marketing, transmitting, and managing television programming over the Internet to subscribers who own one of our television set-top boxes. Our technology enables us to deliver virtually unlimited channels of live and pre-recorded streaming television video and audio content that is tailored for, and targeted to, specific audiences as well as the public in general.

Our principal executive offices are located at 2010 Main Street, Suite 500 Irvine, California 92614 and our telephone number at that address is (949) 223-4100. We maintain a website at www.itvn.com. Information contained on our website does not constitute part of this prospectus. Our stock is quoted on the OTC Bulletin Board under the symbol of ITTV.

Corporate History.

This company, Interactive Television Networks, Inc., was originally incorporated under the laws of Nevada and was formerly known as Radium Ventures, Inc. Prior to June 2005, Radium Ventures had unsuccessfully tried to operate an internet document editing service from Vancouver, Canada. On June 3, 2005, Radium Ventures completed a merger in which Radium Ventures, through its wholly-owned subsidiary, acquired all of the outstanding shares of ITVN. In the merger, the former stockholders of ITVN received 22,117,550 shares of our common stock. As a result of the merger, ITVN became a wholly owned subsidiary of Radium Ventures. Following the merger, Radium Ventures changed its name to “Interactive Television Networks, Inc.,” replaced its officers and directors with those of ITVN, ceased its internet based document editing operations, and moved its offices to Southern California.

Technology Overview.

Currently, virtually all television content is delivered either through traditional over-the-air television broadcasts, through cable networks, or via satellite to home satellite dishes. These delivery systems are expensive to establish and expensive to operate.

Recently, due to improvements in the Internet and the increasing use of use of high-speed (or “broadband”) Internet connections, it is now possible to deliver television content over the Internet. This technology, known as Internet Protocol Television (or IPTV), enables us to deliver video content that is similar in quality to other currently existing television broadcasting systems. Because our IPTV television programming is delivered from our computer servers over the Internet using existing telephone lines and cable networks, we do not need to establish, maintain and operate television broadcast towers, satellites or cable networks. As a result, our costs of distribution and operation are significantly lower than for all traditional television services. In addition, because the IPTV technology uses a two-way digital broadcast signal, the use of IPTV enables us to deliver video content with many more features than other one directional television broadcasts and allows our subscribers to access our network of video channels, subscription services, and movies on demand.

Our Set-Top Box.

We have developed, and currently manufacture, a set-top box that receives and decodes video delivered over the Internet in Internet protocol form (in packets) and converts that data into standard television signals. As a result, our set-top box enables viewers to receive high quality video and audio channels over the Internet and to view that video content on their televisions without the need for a personal computer. The set-top box was designed to our specifications and must be installed by subscribers of our service in order to be able to view our ITVN Services on their televisions.

Our proprietary set-top box consists mainly of (i) a hardware containing a graphics card and software, and (ii) connection ports to audio/video components and the broadband connection. The hardware board has a web browser in one graphics mode and software that drives the media players. The box can use JavaScript and HTML to retrieve video images off an Internet server and delivers them onto the television screen. The set-top box also allows the use of a remote control to control navigation, and settings on the box. Our ITVN set-top box can be set for U.S. television standards (NTSC) or European standard (PAL/SECAM).

In order to receive and view the virtually unlimited number of television channels that can be delivered over the Internet, a subscriber to our service only needs a domestic broadband Internet connection of 300kbps or better, a television, and our set-top box. The set-top box is plugged into a home television (in the same manner a user plugs a DVD or VCR into the television) and is then connected at the other end to a home high-speed Internet connection, typically a Cable Modem or a DSL Modem. The set-top box, which is about the size of a paperback book, automatically determines each viewer’s connection to the Internet and optimizes the quality of the video broadcast to the user. The set-top box operates through the use of a remote control that is similar to the standard remote control used with televisions.

In addition to decoding video delivered over the Internet converting that data into standard television signals that is shown on the subscriber’s television, our set-top box controls all of the on-screen menus and viewer options. The set-top box also limits a user’s access to our network and library of video content to only those persons who have paid for that service. Accordingly, while our video is streamed worldwide over the Internet, only subscribers who have active accounts with us are able to access that video content. Our ITVN set-top box is based on a special-purpose, “system on a chip” digital audio/video decoder, and all of the audio video decoder and decryption engines are programmable. Accordingly, we can modify, replace and upgrade the features of the set-top box software remotely.

The capabilities of our set-top box, and of IPTV in general, enable us to provide the following forms of video and audio content (and other forms of data) to our subscribers and enable us to interact with our viewers as follows:

•	We can “broadcast” video programs (live or pre-recorded) to all of our subscribers on a 24/7 basis in the manner similar to traditional television broadcasts.

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We can establish programming channels or networks that are targeted to specific audiences. The ability to selectively target viewers is sometimes referred to as “narrowcasting.” Because of the low cost of establishing, operating and delivering video content using IPTV, it is now possible to create television programming and channels for small, niche markets. Accordingly, for example, we are able to establish and operate the separate sports channel only for the sport of lacrosse. Unlike traditional television programming that has to reach a large target audience to justify the high costs of the operation, we can establish and profitably operate video channels for target groups that traditional television, cable or even satellite programmers have not targeted.

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Video can be shown in a linear fashion in the same manner as television networks today broadcast their television programming. In other words, the television programs are shown at pre-set times and viewer can view the programming only at the scheduled times.

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Video can also be show “on demand.” Because the Internet establishes a separate video channel for each viewer, each viewer can select a pre-recorded program at any time and view that program at any time. Because the video is delivered when requested, much as an Internet page is delivered when the URL link is selected, the on-demand program can be rewound, paused, or replayed in the same manner that viewers today use their VCR.

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We are able to precisely track the viewing habits and location of our viewers. Accordingly, when we implement this function, we will be able to more precisely target advertising to specific, individual viewers or viewer groups.

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Our set-top box and back office technology provides us with great flexibility in establishing pricing options for our subscribers. For example, we can set up plans to charge our subscribers a flat fee for monthly, weekly or daily access to our services. We can also charge our subscribers on a per-channel basis, on a pay-per-view basis, or based on the amount of viewing time of the subscriber.

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Because we can determine and track the program that was viewed by any particular viewer as well as the length of time that the viewer viewed any program, our digital rights management system allows us to pay our video content providers fees based on the amount that their video content is viewed.

Strategy.

Our goal is to become a leading provider of a vertically integrated subscription based, television programming network that is distributed over the Internet. Our plan is to establish a virtual pay broadcast network of television programming targeted at both broad audiences and well as small, underserved niche markets. As an early adapter of IPTV, our goal is to establish a proprietary, branded network of general and personalized television and audio content to a worldwide audience We believe that we are able to establish a new network because of the relatively low cost of programming and operations, the lack of a need to make infrastructure capital expenditures given that the Internet is already widely disbursed, and because there are, to our knowledge, currently no restriction on the range of personalized content that can be delivered over the Internet. Accordingly, our plan is to aggregate the largest possible quantity of quality programming, based on both live and on demand content, and deliver this content in a compelling, entertaining and cost effective manner to the general public. We believe that there is a large quantity of programming both from mainstream and niche sources that is of interest to consumers but cannot be effectively delivered over traditional television delivery platforms due to cost or time constraints. We believe that the combination of our technology and the growth of home broadband connection will allow us to aggregate such content and deliver it on a subscription basis to a consumer audience willing to pay for such content.

By avoiding the costs and risks associated with the creation or original programming and by the use of a low cost delivery platform we believe that we can minimize the financial risks associated with traditional television platforms. Our experience to date, while limited, has proven the practicality of our technology and we have entered into numerous agreements and negotiations with mainstream branded and niche content owners who desire to avail themselves of our platform to monetize content assets that cannot be readily distributed over traditional television platforms.

Finally we believe that there is a market for out technology and services outside the United States and we intend to continue to develop our distribution and content relationship in Europe and Asia.

Our goal is to generate revenue from (i) recurring monthly subscription fees; (ii) pay-per-view fees; (iii) sale of set top boxes; and (iv) the wholesale of our ITVN networks to independent IPTV providers or other content providers. Depending on the services that we eventually offer over our networks, we may also attempt to insert demographically targeted advertising into the content channels and charge advertisers for such advertising. We believe that, unlike traditional broadcasting, our service over the Internet is exempt from many of the regulations imposed by the Federal Communications Commission on the broadcasters. As a result, we believe that we may be able to advertise liquor and tobacco products, as well as other consumer products which are prohibited from advertising on traditional television networks.

Our ITVN Service.

We have established and, since April 2005 have been operating, a proprietary, subscription based network of television programming, video on-demand services, and audio services that we refer to as our “ITVN Service.” The ITVN Service is only available to our currently active subscriber base. Our goal is to offer a large selection of video and audio programming to our subscribers. The video and audio services that we have available to our subscribers is continuously growing, and we plan to introduce a number of additional channels and features in the near future. These services include:

The ITVN Service that is currently available to our subscribers consists of the following:

•	The “Silver Screen Network” including 12 “linear” 24/7 classic movie channels and a video “on demand” library of over 1,500 titles.

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XTV Networks, a subscription adult content network featuring 70 channels of content, an interactive library, and over 20,000 pay-per-view titles. This network is currently available and represents our principal source of revenues.

In addition, we are currently completing arrangements to launch the following additional services in 2006 (most of which we expect to initiate during the first quarter of 2006):

•	A number of “linear” 24/7 channels including lifestyle and music video networks traditionally currently carried over traditional television platforms.

•	Indie Film Theater, a network of “linear” 24/7 channels and video “on demand” content from independent filmmakers and leading film schools.

•	The National Lacrosse League’s IPTV network including live games, archived footage from past seasons and “linear” 24/7 channels devoted to the league’s teams.

•	Live television feeds and VOD services from a number of branded movie broadcast networks.

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Television news programming from major, non-English speaking countries aimed at the foreign language immigrant population in the United States. Initially, for example, we expect to offer television new broadcasts from Europe, Russia and the Ukraine.

•	Internet radio. This audio only channel will enable our subscribers to listen to thousands of radio stations that are currently broadcasting over the Internet.

•	A service which will allow subscribers to share digital photo albums.

Although it is our intention to develop and offer some or all of the foregoing services, and possibly others, no assurance can be given that we will be able to develop these services or that we will determine that such services are commercially feasible.

In order to receive access to the ITVN Service, consumers need to purchase an ITVN set-top box. These set-top boxes can be purchased directly from us through our website or from authorized resellers. The recommended retail price as of November 30, 2005 for a set-top box was $99.95.

Our operations are currently conducted from out 8,000 square foot facilities located in Woodland Hills, California. At those facilities, we house our computer servers and our video capture equipment. In addition, we maintain our inventory of set-top box at this facility and ship those set-top box from there to our subscribers. The ITVN Service content is also stored and distributed over the Internet for U.S. markets from the specially designed and operated reliable, fault tolerant data center of AboveNet Communications, Inc. in San Jose, California. The AboveNet facility connects directly to the Internet backbone at a speed of several Gigabits per second. We estimate that the AboveNet arrangement currently is able to provide sufficient bandwidth for 50,000 concurrent users of our ITVN Service.

The backbone of our targeted, ITVN Service is our technical platform, known as our ITVN Media Management Software. The ITVN Media Management Software is our innovative cost-effective method, based upon our proprietary software, which organizes, manages, delivers and monitors the operations of Internet channels for channel owners, advertisers and sponsors, and viewers.

Research and Development

We devote a significant of our resources toward research and development on our hardware, software and product services. During the fiscal year ended December 31, 2004 we spent $438,000 on research and development (although we were incorporated in December 2003, we did not engage in any research and development in 2003).

Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business and operating results.

Manufacturing

We currently rely on two contract manufacturers located in China to manufacture our products and to perform partial assembly and product testing. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and quickly deliver products.

Marketing and Sales

The following are the four principal distribution channels for our ITVN Service and our ITVN set-top box.

Wholesale Distribution

We have entered into an exclusive relationship with the O’Rourke Sales Company. With over 40 years of distribution successes, and nine fulfillment facilities strategically located across the United States, O’Rourke Sales Company services a network of independent retailers and home AV installers with a wide array of electronic products. We have granted O’Rourke Sales Company the exclusive right to distribute the ITVN set-top box to independent retailers in the U.S. with sales of under $5 million annually as well as to satellite and home audio visual installers. Under our agreement with O’Rourke Sales Company, we sell our set-top box to O’Rourke Sales Company at favored wholesale prices. O’Rourke Sales Company also receives a percentage of subscription revenues collected from subscribers who purchase ITVN set-top boxes distributed by O’Rourke Sales Company.

On-line/e-tail Distribution; Direct and Joint Marketing

We market our ITVN set-top box and our ITVN Services directly to end consumers through our “itvn.com” website and a variety of other URL’s dedicated to our various networks. We take orders from consumers on these websites and fulfill from our facility in Woodland Hills, Califonria. Marketing for these URL’s in done on both a direct basis and an affiliate basis.

Direct marketing efforts to date have included radio commercials as well as public relations and co-marketing with our content partners.

We also plan to engage in joint marketing efforts with some of our content providers. An example of such a co-marketing arrangement is our relationship with the National Lacrosse League which promotes ITVN’s Lacrosse Network on their website (nll.com) as well as on the various lacrosse teams’ websites. For this joint marketing effort, the National Lacrosse League receives a greater percentage of our subscriber revenues, and we are able to obtain more qualified consumers than would be possible through traditional direct marketing.

On an affiliate basis we have over 200 independent web marketing firms who place banner advertising and deliver opt-in newsletters promoting our ITVN Service and our various networks. In return for a sales generated through these leads, which can be tracked on-line, these marketing firms receive a sign-up bonus as well as a percentage of revenues generated from the subscriber over the lifetime of their subscription.

Retail Distribution

We are in the process of exploring distribution through large mainstream electronic retailers. We have received some interest from a number of retailers. However, since the video content currently on the ITVN Service still has a heavy emphasis on adult-oriented content, we will not be able to market our service through mainstream retail distributors until we have substantially increased the amount of mainstream content (i.e. motion pictures, sporting events, etc.) that appeals to the general public.

International Distribution

During the last three months we have signed distribution agents in Asia and Europe.  As part of this effort both our Asian and European distributors have made significant capital commitments both for ITVN set-top boxes as well as the installation of servers and other hardware necessary to support a number of our networks in Europe. In all over $800,000 has been committed by these two partners. Both our Asian and European marketing programs are scheduled to launch in the first quarter of 2006

Competition

Because IPTV technology is a new and still developing technology, to our knowledge, competition in the IPTV television programming market currently consists of numerous companies, none of which has established either brand recognition of secured a large subscriber base. Accordingly, we currently compete with a number of similarly situated early stage companies in the IPTV market. However, a number of large, established companies, such as SBC Communications and Verizon, have publicly announced that they are developing, and intend to offer IPTV products and services in the near future. We will, therefore, also compete with numerous new competitors that are developing new and competing products and services. We expect competition to increase as additional network operators, including telecom service providers, begin deploying video services, and the deployment of digital television, HDTV, personalized content and video-over-IP progresses.

There currently are a number of other companies that deliver video content for home viewing over the Internet using various technologies which, indirectly, compete with our IPTV Service. Many of these other companies still deliver their content to the consumer’s computer, rather than directly to the television. Many of these companies do not have the ability to offer live television where the content is delivered virtually instantaneously and, rather, require a significant wait before content can be viewed. Some of these other companies include the following:

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Movielink, self-described as the leading broadband movie download service, offers U.S. customers an extensive selection of movies, foreign films and other content. The service is owned and operated by Movielink, LLC, a joint venture of Metro-Goldwyn-Mayer Studios, Paramount Pictures, Sony Pictures Entertainment, Universal Studios and Warner Bros. Studios. Movielink draws its content offerings from the vast libraries of those studios as well as Walt Disney Pictures, Miramax, Artisan and others on a non-exclusive basis

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DaveTV, self described as the distributor of DAVE Networks which utilizes the latest matrix distribution technology to deliver music, video and other information assets to consumers, corporate customers, and commercial customers.

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Akimbo, a licensor of special-interest programs from a variety of video providers distributed via broadband connections to televisions. Consumers must have an Akimbo Player to receive the Akimbo Service, a home network and a broadband internet connection in their homes. Using the Akimbo Guide, viewers choose their programming, which is automatically downloaded to the Akimbo Player for later viewing. Unlike our ITVN Service, Akimbo does not provide for instant content on-demand

To a larger extent, we also compete with existing television delivery systems and programming. Cable and satellite network providers have also developed video-on-demand (or VOD) systems that compete with our service. However, traditional providers are unwilling to unbundle their content services in order to make a wide range of content available to consumers. In contrast, our networks and service focus on variety and a large selection of unbundled programming.

Although our service provides content from a number of different categories catering to a diverse set of interests, our adult entertainment offerings currently represent our largest subscriber base. The online adult internet industry is highly competitive and highly fragmented given the relatively low barriers to entry. The leading adult internet companies, whose adult content can be delivered over the Internet for viewing through home computers, also compete with our service. We believe that the primary competitive factors in the on-demand adult content industry include the quality of content, technology, pricing, and the selection of content. Because of the large and diverse selection of adult oriented content available to our subscribers on our XTV network, we believe that we are able to compete in this market. Our plans to increase our mainstream content will likely expose us to additional competitive pressures from cable and satellite operators.

Intellectual Property Rights

The ITVN set-top box was designed and developed by us. We also have designed and developed parts of our Media Management Software and the software that operates parts of our set-top box. However, we have not filed for any patents or registered copyrights relating to any of our products or technologies and do not have any current plans to do so. We currently rely on a combination of trade secret, nondisclosure and other contractual agreements, as well as existing copyright and trademark laws to protect our intellectual property. We require all personnel and outside contractors to execute agreements to keep secret and confidential our proprietary technology. Since IPTV technology is generally known, and since much of technology contained in our set-top box is based on computer products generally available, we do not currently own any proprietary technology that will prevent others from developing similar set-top box and technologies that will directly compete with our technologies.

In addition, we do not own the video content that we distribute over our ITVN Service network. As a third-party deliverer of proprietary video content, we rely on our clients to own or obtain all necessary rights to the video content that we deliver through our network.

Government Regulation

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain United States export controls and import controls of other countries may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. It is likely that other countries and political organizations will impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional costs for us in order to comply with such regulation.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state, federal, and foreign governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree to which such agreements favor or disfavor Internet distribution or our business. Changes to or the interpretation of these laws and the entry into such industry agreements could:

limit the growth of the Internet;

create uncertainty in the marketplace that could reduce demand for our services;

increase our cost of doing business;

expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on ITVN Service; or

decrease the rate of growth of our user base.

The Digital Millennium Copyright Act (DMCA) includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and third party channel owners may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these CARP proceedings and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies. Such licenses may only apply to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. We and third party channel owners may be affected by these rates, which may negatively impact our revenues. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for third party channel owners.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. Although our ITVN Service has parental locks that can be used to prevent underage minors from viewing the adult oriented channels, and although we do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13, the manner in which these acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business.

Employees

As of December 31, 2005, we had 18 full-time employees and five contract/part-time employees, of which five are engaged in management and administrative functions, six are engaged in customer and shipping functions, and three are engaged in sales and marketing functions, and nine are engaged in technology functions. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced work stoppages and we believe that our relationship with our employees is good.

Property

In January 2006, we opened a small office in Irvine, California. The office is leased under a month-to-month lease at a cost of approximately $300 per month.

Our operational center consists of an 8,000 square foot facility located in Woodland Hills, California that we lease on a month to month basis. Our operational center houses our customer service facilities, sales and marketing department, the computer servers, video capture equipment and our shipping/inventory facilities. We currently pay $10,265 per month for this facility.

We believe that our facilities are adequate for our currently anticipated needs, and we expect that additional facilities will be available on reasonable terms in other geographic locations to the extent we add new offices.

Legal Proceeding

On November 10, 2005, Reverb Communications, Inc. filed an action against us in the Tuolumne Superior Court, Sonora, California, alleging that we breached our agreement to pay them for their services. The plaintiff alleges that we entered into an agreement with them in September 2005, which agreement we terminated shortly thereafter on September 23, 2005. The plaintiff alleges that we failed to pay them for their services that they rendered through the date of termination and that they are, therefore, entitled to receive $63,846 in cash and 25,000 shares of our common stock. We were served on December 2, 2005. We intend to vigorously defend ourselves in this action.

We may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of pending disputes, and we cannot predict whether any liability arising from pending claims and litigation will be material in relation to our consolidated financial position or results of operations.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the name, age and position held by each of our executive officers and directors as of January 31, 2006. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders.

Name	Age	Position
Charles Prast	39	Chief Executive Officer and Director
Michael Martinez	40	President and Director
Murray Williams	35	Chief Financial Officer, Secretary and Director
Joseph J. Scotti(1)	47	Director, Executive Vice-President of Programming
Geoffrey Brown(1)	59	Director
John Wirt(1)	42	Director
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(1) Member of our Audit Committee.

Business Experience and Directorships

The following describes the backgrounds of current directors and the key members of our management team. All of our officers and directors also currently hold the same offices with ITVN, Inc., our operating subsidiary.

Michael Martinez, President. Mr. Martinez is a founder of ITVN and has served as its President since its incorporation in December 2003. Mr. Martinez became the President of this company on June 3, 2005 after this company acquired ITVN. Since 2003, Mr. Martinez has also been operating his real estate investment business. From 1999 to 2002, he was the Executive Vice President of Sales and Marketing for Cais Internet, Inc. From 1997 to 1999, he was the Vice President of Alternate Sales Channels for Telepacific, Inc. From 1993 to 1997, Mr. Martinez owned and operated CyberLink Technologies, Inc. Mr. Martinez founded Coast to Coast Communications, Inc. in 1989 which he sold to LA Cellular in 1993.

Charles Prast, Chief Executive Officer. Mr. Prast, 39, became our Chief Executive Officer effective June 3, 2005.  Mr. Prast served as a consultant to ITVN from April 2005 until his appointment as our Chief Executive Officer.  From October 2004 until March 2005, Mr. Prast served as a consultant to Interactive Brand Development, Inc.  From May 2002 until November 2003, Mr. Prast was the President and Chief Executive Officer of Private Media Group, Inc.  Prior to joining Private Media, Mr. Prast was a senior corporate financier for a number of leading investment banks in the US and Europe including Commerzbank Securities, ING-Barings Furman Selz, NatWest Markets and Drexel Burnham Lambert.  Mr. Prast received a B.A. degree from Bates College in 1987.

Murray Williams, Chief Financial Officer. Mr. Williams became our Chief Financial Officer effective June 3, 2005. Mr. Williams served as a consultant to ITVN from January 2004 until his appointment as our Chief Financial Officer. From November 2001 until present, Mr. Williams has been an accounting and finance consultant for numerous private and public companies. Mr. Williams was one of the founding members of Buy.com, Inc. and served as the principal financial officer and held other officer positions with Buy.com, Inc. from February 1998 to August 2001. Prior to joining Buy.com, Inc., from January 1993 through January 1998, Mr. Williams was employed with KPMG Peat Marwick, LLP. Mr. Williams is a Certified Public Accountant, and received degrees in both Accounting and Real Estate from the University of Wisconsin-Madison in 1992.

Joseph J. Scotti joined our Board of Directors on August 1, 2005. Effective January 1, 2006, Mr. Scotti was engaged as our Executive Vice-President of Programming. Mr. Scotti has been the President of Global Media Television, an independent television and film distributor, since December 2001. Previously, from December 1999 to November 2001, Mr. Scotti was President of Fremantle Media’s (formerly Pearson Television) North American Distribution Division, a leading producer and distributor of television and films. Prior thereto, from 1995 to 1999, Mr. Scotti served as Executive Vice President for All-American Television, a publicly traded film and television production company and distributor. Mr. Scotti is a graduate of Fairleigh Dickinson University with a Bachelor of Science in Business Management.

Geoffrey Brown joined our Board of Directors on August 1, 2005. Mr. Brown currently is the Chairman of Gusto Games Ltd., a U.K. videogames development company he co-founded. Brown in September 2003 and based in Bloxham, England. Mr. Brown is also a director of the following companies: Interactive Licensing Management, a licensing agency based in the United Kingdom specializing in licensing properties aimed at the videogame industry; Langdell Brown Associates, an agency specializing in licensing videogames for use in movies and movies for use in videogames, which Mr. Brown co-founded in Los Angeles; International Sports Multimedia, which Mr. Brown co-founded in 1992 to manage the official licensing of the Olympics to videogame formats; JDP Software which Mr. Brown co-founded in 2005 to publish licensed applications software in the U.K. and Europe; and XPLORE!, which Mr. Brown founded in 2004, a DVD production company currently acquiring properties to be featured in its innovative DVD technology. From 1997 to 2003, Mr. Brown was Chairman and Chief Executive Officer of Kaboom Studios Ltd., a holding company which Mr. Brown founded, and which was comprised of game development companies.

John Wirt joined our Board of Directors on August 1, 2005. Mr. Wirt currently is the Assistant General Counsel of Don King Productions, Inc. (“DKP”) and has been the Assistant General Counsel since 1996. Prior to joining DKP, Mr. Wirt was employed in private practice as an attorney in Chicago, Illinois, from 1989 through 1996. Mr. Wirt received his Bachelor of Arts in Philosophy, Politics and Economics from Knox College, Galesburg, Illinois, and his Juris Doctor degree from the University of Illinois, Champaign, in 1989. Mr. Wirt is also a Certified Public Accountant.

Audit Committee

In November 2005, our Board of Directors established an Audit Committee. The Board of Directors has instructed the Audit Committee to meet periodically with the company’s management and independent accountants to, among other things, review the results of the annual audit and quarterly reviews and discuss the financial statements, recommend to the Board the independent accountants to be retained, and receive and consider the accountants’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee is also authorized to review related party transactions for potential conflicts of interest. The Audit Committee is composed of Mr. Brown, Mr. Scotti and Mr. Wirt. Mr. Brown and Mr. Wirt are each non-employee directors. However, Mr. Scotti accepted the position as our Executive Vice President of Programming in January 2006 and, accordingly, no longer is an “independent” member of the Audit Committee. Mr. Scotti has agreed to resign his position on the Audit Committee at the request of the Board Directors. John Wirt has been designated as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a formal charter that governs its duties and conduct.

EXECUTIVE COMPENSATION

ITVN, our operating subsidiary, was acquired in July 2005 by this company (which, at that time, was known as Radium Ventures, Inc.) During the three years prior to the acquisition, Shane Whittle was the President, Treasurer (the principal financial officer) and Secretary of Radium Ventures. During the last three years, Radium Ventures did not pay Mr. Whittle or any other executive officer any salary or bonus, and Mr. Whittle was not granted any options. Following the acquisition of ITVN by Radium Ventures, Mr. Whittle resigned, and all of the offices of Radium Ventures were either filled with the officers and directors of ITVN or with new appointees. Accordingly, no information is provided below regarding Mr. Whittle or any other former executive officer of Radium Ventures. Instead, the information set forth below describes the compensation paid to the executives of ITVN.

The following table sets forth the compensation for services paid to Michael Martinez (the “Named Executive Officer”), our President (the chief executive officer at that time) in all capacities from the inception of ITVN in December 2003 to December 31, 2004. The information set forth below consists of all compensation paid to Mr. Martinez by ITVN before the acquisition of ITVN. No executive officers of ITVN received an annual salary and bonus that collectively exceeded $100,000 during any of the fiscal years ended December 31, 2004.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options (1)
Michael Martinez	2004	$30,000(1)	––	––	0
President	2003	$-0-	––	––	0

_________________________
(1) This amount represents salary that Mr. Martinez accrued during the fiscal year ended December 31, 2004. However, because of the company’s cash position, no amounts were paid during 2004. This amount was paid in full in 2005.

Stock Option Grants

ITVN, Inc. did not grant any stock options during the fiscal years ended December 31, 2003 or 2004 to the Named Executive Officers. Radium Ventures did not grant any options. We have not granted any stock appreciation rights.

Aggregate Options

No options had been issued to, and no unexercised options were held by the Named Executive Officers as of December 31, 2005. Our Board of Directors did, however, grant options to purchase a total of 1,340,000 shares under our 2005 Equity Incentive Plan in January 2006. See, “Equity Incentive Plan,” below.

Employment Agreements

Effective June 3, 2005, we entered into employment agreements with Charles Prast, our Chief Executive Officer, Michael Martinez, our President, and Murray Williams, our Chief Financial Officer. All three agreements are substantially the same, except as described below. All of the employment agreements have a term of three years, which terms will automatically be extended for an additional year unless either party provides notice of termination 60 days before the end of the three-year term. If any of the employment agreements are terminated by us for any reason other than for “cause,” the agreements require that the terminated officer will continue to receive his salary until the earlier of (i) 12 months from the date of termination, or (ii) the expiration of the term of his agreement. Under the employment agreements, each of the three executive officers will receive an annual salary of $240,000. Each officer is also entitled to a bonus, the amount of which shall be determined in its discretion by our Board of Directors, payable at the end of each calendar year if we have positive EBITDA for that calendar year. Under the employment agreements, each officer is entitled to eight weeks of vacation during each year of employment. As a signing bonus, we issued 581,767 shares of our common stock to Mr. Prast and 250,000 shares to Mr. Williams. The shares were valued at $0.10 per share. Under the employment agreements of Mr. Prast and Mr. Williams, we agreed to "piggy-back" registration rights, under which we agreed to include their shares in the next registration statement that we file with the Securities and Exchange Commission. This registration statement registers 331,767 shares of Mr. Prast and 581,766 shares of Mr. Williams.

Effective January 1, 2006, we entered into an employment agreement with Joseph Scotti, our new Executive Vice President of Programming. Under the employment agreement, we have agreed to pay Mr. Scotti an annual salary of $172,500, plus a bonus of $2,500 for each approved new network that is launched as part of our ITVN Service. Forty percent (40%) of this bonus may be paid in shares of common stock valued at a 15% discount to the volume weighted average price of our common stock during the calendar quarter in which the launch or launches of such new networks occur. Under the employment agreement, we also agreed to grant Mr. Scotti options to purchase 200,000 shares of our common stock. The options have an exercise price of $4.44 per share, the fair market value on the date of grant. One-half of the options vested immediately upon grant, and the other half will vest on January 1, 2007. Once vested, the options may be exercised at any time within three years of the date of vesting. The agreement has an initial terms of 18 months and will automatically be extended for an additional 12-month period unless notice is given by either party at least 30 days prior to the extension date.

Compensation of Board of Directors

During the fiscal year ended December 31, 2004, neither Radium Ventures nor ITVN, Inc. paid its directors any compensation for serving on the Board of Directors.

Equity Incentive Plan

In November 2005, we adopted an equity incentive plan, the “2005 Equity Incentive Plan,” pursuant to which we are authorized to grant stock options, restricted stock and stock appreciation rights to purchase up to 3,000,000 shares of common stock to our key employees, officers, directors, consultants and other agents and advisors. Awards under the plan may consist of stock options (both non- qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards and/or stock appreciation rights.

The 2005 Equity Incentive Plan is administered by our Board of Directors or a committee of the Board of Directors, which determines the persons to whom awards will be granted, the type of award to be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

The 2005 Equity Incentive Plan provides that the exercise price of each stock option may not be less than the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of incentive stock options granted to a person holding more than 10% of our outstanding common stock). The maximum number of options that may be granted in any fiscal year to any participant is 400,000.

The plan also permits the committee to grant freestanding stock appreciation rights or in tandem with option awards. The grant price of a stock appreciation right shall be no less than the fair market value of a share on the date of grant of the stock appreciation right. No stock appreciation right shall be exercisable later than the tenth anniversary of its grant. Upon the exercise of a stock appreciation right, a participant shall be entitled to receive common stock at a fair market value equal to the benefit to be received by the exercise (although we may agree to pay the benefit in cash or a combination of cash and stock).

The plan also provides us with the ability to grant or sell shares of common stock that are subject to certain transferability, forfeiture, repurchase or other restrictions. The type of restriction, the number of shares of restricted stock granted and other such provisions shall be determined by the committee.

Unless otherwise determined by the committee, awards granted under the 2005 Equity Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

The 2005 Equity Incentive Plan provides that, except as set forth in an individual award agreement, upon the occurrence of a corporate transaction: (1) the committee shall notify each participant at least thirty (30) days prior to the consummation of the corporate transaction or as soon as may be practicable and (2) all options and stock appreciation rights shall terminate and all restricted stock shall be forfeited immediately prior to the consummation of such corporate transaction unless the committee determines otherwise in its sole discretion. A “corporate transaction” means (i) a liquidation or dissolution of this company; (ii) a merger or consolidation of the company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a sale of all or substantially all of the assets of the company; or (iv) a purchase or other acquisition of more than 50% of the outstanding stock of the company by one person or by more than one person acting in concert.

The committee may alter, amend or terminate the plan in any respect at any time, but no alteration, amendment or termination will adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.

On January 31, 2006, we granted options to purchase a total of 1,340,000 shares of common stock under our 2005 Equity Incentive Plan. The options were granted to our employees and our directors. The exercise price of all of these options was $4.44 per share, the market price on the date of grant. Options for 265,000 shares granted to six employees were immediately vested and exercisable on the date of grant. All of the other outstanding options will vest at various times ending in February 2008.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 31, 2006 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by our Named Executive Officers and our directors and (c) by all executive officers and directors of this company as a group. As of January 31, 2006 there were 24,881,767 shares of our common stock issued and outstanding. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percentage of Class
Charles Prast	581,767	2.34%
Michael Martinez	6,500,003	26.12%
Murray Williams	581,766	2.34%
Geoff Brown	25,000(9)	*
Joseph J. Scotti	125,000(9)	*
John Wirt	25,000(9)	*
David Koenig	5,500,003	22.10%
XTV Investments LLC(3) 2200 SW 10th Street, Deerfield Beach, Florida 33442	5,529,222(4)	22.22%
Mercator Momentum Fund, LP 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	528,049(5)	2.12%
Mercator Momentum Fund III, LP 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	508,536(6)	2.04%
Monarch Pointe Fund, LTD. 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	1,463,415(7)	5.88%
Pentagon Bernini Fund, Ltd. c/o Pentagon Capital Management Plc. 88 Baker Street London, England W1U 6TQ	2,739,462(8)	9.99%
All executive officers and directors as a group (6 persons)	7,838,536	31.28%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the persons shown is c/o Interactive Television Networks, Inc., 2010 Main Street, Suite 500, Irvine, California 92614.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(3)	XTV Investments LLC is a subsidiary of Interactive Brands Development, Inc.
(4)
Includes 1,382,140 shares held in escrow subject to release upon the achievement of certain sales goals of our products. Unless Interactive Brands Development, Inc. reaches certain sales targets by April 30, 2006, we may commence canceling these shares on May 1, 2006. All shares not released from escrow by October 31,2006 will be cancelled on that date.

(5)
Includes (i) 105,610 shares of common stock, (ii) a currently exercisable right to purchase 211,220 shares of common stock from Michael Martinez, and (iii) a currently exercisable right to purchase 211,219 shares of common stock from David Koenig.

(6)
Includes (i) 101,707 shares of common stock, (ii) a currently exercisable right to purchase 203,414 shares of common stock from Michael Martinez, and (iii) a currently exercisable right to purchase 203,415 shares of common stock from David Koenig.

(7)
Includes (i) 292,683 shares of common stock, (ii) a currently exercisable right to purchase 585,366 shares of common stock from Michael Martinez, and (iii) a currently exercisable right to purchase 585,366 shares of common stock from David Koenig.

(8)
Consist of (i) 2,046,110 shares of common stock issuable upon the conversion of the two outstanding Debentures, and (ii) 1,000,000 shares of common stock issuable upon the exercise of the Warrant. Under the Debenture, we have the right, exercisable at our option, to issue additional Debentures to Pentagon Bernini Fund, Ltd. as payment for interest that accrues under the Debenture. The documentation governing the terms of the Debenture and the Warrant contains provisions prohibiting any conversion of the Debenture or exercise of the Warrant that would result in Pentagon Bernini Fund, Ltd. owning beneficially more than 9.99% of the outstanding shares of our common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, that entity does not have beneficial ownership in excess of 9.99% of the outstanding shares of our common stock. The shares listed in this table do not include any shares of common stock underlying any Debentures that we may issue to Pentagon Bernini Fund, Ltd. in lieu of interest Pentagon Bernini Fund my earn under the Debentures. The conversion price of the Debentures and the exercise of the Warrant may be reduced under certain circumstances. The number of shares listed in this table does not take into effect any reduction of the conversion or exercise prices.

(9)	Represents shares issuable under currently exercisable stock options.

SELLING SECURITYHOLDERS

Selling Securityholder Table

The shares to be offered by the selling securityholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”), to give the selling securityholders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling securityholders. The selling securityholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. Please see “Plan of Distribution.” The selling securityholders and any agents or broker-dealers that participate with the selling securityholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling securityholders after any sales made pursuant to this prospectus because the selling securityholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling securityholders will sell all of the shares listed in this prospectus.

The following table sets forth the beneficial ownership of the selling securityholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering
	Number of Shares	Percent	Number of Shares Being Offered	Number of Shares	Percent
Pentagon Bernini Fund, Ltd.(1)	2,739,462 (1)	9.9910%	3,046,110	-0-	–
Mercator Momentum Fund, LP(2)	1,154,633 (2)	4.63	528,049	626,584	2.51%
Mercator Momentum Fund III, LP(3)	1,253,779 (3)	5.03	508,536	745,243	2.99%
Monarch Pointe Fund, Ltd.(4)	3,636,921(4)	14.54	1,463,415	2,173,506	8.69%
Murray Williams	581,766	2.34	581,766	-0-	–
Charles Prast	581,767	2.34	331,767	250,000	1.00%
Equitiwest Limited SA(5)	400,000	1.61	400,000	-0-	–
Credit Agricole (Suisse) SA(6)	40,000	*	40,000	-0-	–
Ismael Silva Jr.	50,000	*	50,000	-0-	–
Dave Wuest	50,000	*	50,000	-0-	–
Mary Aviles MPPU-A DTD 01-01-99 FBO M. Avile s; Mary Aviles TTEE	50,000	*	50,000	-0-	–
Carl Makuch	50,000	*	50,000	-0-	–
DEGMA Investing LLC (7)	63,056(7)	*	50,000	13,056	*
Theiry Fairon	50,000	*	50,000	-0-	–
Eastwest Consult LLC (8)	21,000	*	21,000	-0-	–
Gilmore Advisors Ltd. (9)	10,000	*	10,000	-0-	–
Vilman Enterprises Ltd. (10)	10,000	*	10,000	-0-	–
Jasper De Raadt	12,000	*	12,000	-0-	–
Gregory W. Econn Trust	40,000	*	40,000	-0-	–
Pierre-Eric Bossi	5,000	*	5,000	-0-	–
_______

*	Less than 1%

(1)
Pentagon Bernini Fund, Ltd. has the right to acquire 2,046,110 shares upon the conversion of the Debenture, and 1,000,000 issuable upon the exercise of the Warrant included in this prospectus. In the event that the conversion price is reduced under the Debenture, the number of shares being offered will increase by 666,667 shares. However, the documentation governing the terms of the Debenture and the Warrant contains provisions prohibiting any conversion of the Debenture or exercise of the Warrant that would result in Pentagon Bernini Fund, Ltd. owning beneficially more than 9.99% (in case of the Warrant) and 9.9910% (in case of the Debenture) of the outstanding shares of our common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, under the beneficial ownership rules of the Securities and Exchange Commission, Pentagon Bernini Fund, Ltd. does not have beneficial ownership in excess of 9.9910% of the outstanding shares of our common stock.

(2)
Includes 105,610 outstanding shares of our common stock, 422,439 shares that Mercator Momentum Fund, LP has the right to purchase from Mr. Michael Martinez and Mr. David Koeing, 589,116 shares that Mercator Momentum Fund, LP has the right to acquire upon the conversion of the Series A Stock, and 37,468 shares that can be purchased from us upon the exercise of outstanding warrants. M.A.G. Capital, LLC is the managing member of Mercator Momentum Fund, LP, and David Firestone is the sole member of M.A.G. Capital, LLC. Accordingly, Mr. Firestone has voting and investment control over the securities owned by Mercator Momentum Fund, LP.

(3)
Includes 101,707 outstanding shares of our common stock, 406,829 shares that Mercator Momentum Fund III, LP has the right to purchase from Mr. Michael Martinez and Mr. David Koeing, 700,680 shares that Mercator Momentum Fund III, LP has the right to acquire upon the conversion of the Series A Stock, and 44,563 shares that can be purchased from us upon the exercise of outstanding warrants. M.A.G. Capital, LLC is the managing member of Mercator Momentum Fund III, LP, and David Firestone is the sole member of M.A.G. Capital, LLC. Accordingly, Mr. Firestone has voting and investment control over the securities owned by Mercator Momentum Fund III, LP.

(4)
Includes 292,683 outstanding shares of our common stock, 1,170,732 shares that Monarch Pointe Fund, Ltd. has the right to purchase from Mr. Michael Martinez and Mr. David Koeing, 2,042,537 shares that Monarch Pointe Fund, Ltd. has the right to acquire upon the conversion of the Series A Stock, and 129,969 shares that can be purchased from us upon the exercise of outstanding warrants. M.A.G. Capital, LLC is the general partner of Monarch Pointe Fund, Ltd. and David Firestone is the sole member of M.A.G. Capital, LLC. Accordingly, Mr. Firestone has voting and investment control over the securities owned by Monarch Pointe Fund, Ltd.

(5)	Perreard, de Boccard, Kohler, Ador & Partners has voting and investment control over the securities owned by Equitiwest Limited SA.

(6)	Julien Chobillon has voting and investment control over the securities owned by Credit Agricole (Suisse) SA.

(7)
Includes 13,056 shares that DEGMA Investing LLC has the right to purchase from Mr. Michael Martinez and Mr. David Koeing. Mark Buntzman has voting and investment control over the securities owned by DEGMA Investing LLC.

(8)	Yekaterina Peppler has voting and investment control over the securities owned by Eastwest Consult LLC.

(9)	Alexander Lesman has voting and investment control over the securities owned by Gilmore Advisors Ltd.

(10)	Dmitry Spivak has voting and investment control over the securities owned by Vilman Enterprises Ltd.

Relationships with Selling Securityholders

All stockholders, other than those discussed below, are investors who acquired their securities in one or more private transactions and who have had no position, office, or other material relationship (other than as purchasers of securities) with us or any of our affiliates within the past three years.

Charles Prast is our Chief Executive Officer. See, “Executive Compensation—Employment Agreements,” above. Prior to becoming our Chief Executive Officer in June 2005, Mr. Prast served as a consultant to ITVN. In consideration for the consulting services he provided prior to June 2005, Mr. Prast received $36,000.

Murray Williams is our Chief Financial Officer. See, “Executive Compensation—Employment Agreements,” above. Prior to becoming our Chief Financial Officer in June 2005, Mr. Williams worked for a consulting firm that was engaged by ITVN. Mr. Williams provided consulting services through the consulting company from January 2004 until June 3, 2005. In consideration for the consulting services Mr. Williams provided prior to June 2005, the consulting firm earned $205,000 of fees.

On March 2, 2005, Mercator Momentum Fund, LP made a $500,000 short-term loan to ITVN to fund ITVN’s working capital needs. The loan accrued interest at a rate of 7.5% or the Wall Street Journal Prime Rate plus 2%. That loan was repaid, with interest, in June 2005.

In March 2005, we entered into a $2,400,000 Loan Agreement with Manufacturers Bank pursuant to which a $2,400,000 letter of credit facility was made available to us by Manufacturers Bank for the purpose of enabling us to purchase set-top boxes for our ITVN Service. Because we were at that time a company with no revenues and limited assets, in order for us to be able to obtain the $2,400,000 Loan Agreement with Manufacturers Bank, Mercator Momentum Fund, LP had to pledge certain of its assets to Manufacturers Bank as security for our obligations under the credit facility. In turn, we entered into a Letter of Credit Agreement and a Security Agreement with Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP pursuant to which we granted those two funds a lien on all of our assets. By August 2005, we had used the entire $2,400,000 of availability under that credit facility. The Manufacturers Bank credit facility was repaid in full in October 2005, and the lien on our assets that we granted to Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP. was released in November 2005.

On June 13, 2005, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP and Monarch Pointe Fund, Ltd. jointly made a $1,250,000 loan to M & A Business Consulting, Inc., which loan was secured by a pledge of 2,500,000 shares of our stock that was owned by Michael Martinez and David Koenig. The foregoing loan accrued interest at a rate of 7.5% per annum or the Wall Street Journal Prime Rate plus 2%. On October 2, 2005, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP jointly agreed to cancel the foregoing loans (and such loans and interest were deemed to be repaid in full) in exchange for the transfer to them by Messrs. Martinez and Koenig of a total of 500,000 shares of our common stock (250,000 shares were transferred by Mr. Martinez and 250,000 were transferred by Mr. Koenig). In addition to the foregoing transfer of 500,000 shares, Mr. Martinez granted to Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP and Monarch Pointe Fund, Ltd. the right to purchase a total of 1,000,000 additional shares of our common stock from him, and Mr. Koenig also granted the Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP and Monarch Pointe Fund, Ltd. the right to purchase a total of 1,000,000 additional shares of our common stock from him. The foregoing right to purchase shares from Messrs. Martinez and Koenig can be exercised at any time until October 11, 2015 the at a price of $0.001 per share.

On October 3, 2005, Mercator Momentum Fund III, LP made a $1,600,000 short-term working capital loan to us. The loan called for an issuance and negotiation fee equal to 2% of the principal amount of the loan and bore interest at an annual rate of the higher of 10% or the Wall Street Journal Prime Rate plus 3%. A part of the $4,000,000 of offering proceeds we received from the sale of the Debenture was used to repay the loan from Mercator Momentum Fund III, LP.

On December 27, 2005, Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., and Monarch Pointe Fund, Ltd. collectively purchased from us an aggregate of 3,333,333 shares of our Series A Stock and warrants to acquire up to a total of 212,000 shares of common stock In consideration for the foregoing shares of Series A Stock and warrants, the purchasers delivered to us an aggregate of $2,000,000 in cash and certain securities of Interactive Brand Development, Inc. that were owned by them.

The information in the above table is as of the date of this prospectus. Information concerning the selling securityholders may change from time to time and any such changed information will be described in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

Each selling securityholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling securityholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling securityholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) the first anniversary date of the effectiveness of the registration statement of which this prospectus is a part (which may be extended for up to an additional two years at the request of certain of the selling securityholders) or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Between Us and Our Affiliates

Michael Martinez is a co-founder of ITVN and the President of both ITVN and Interactive Television Networks, Inc. In order to help fund this company’s short-term working capital needs, Mr. Martinez has, from time to time, made payments on behalf of this company for equipment purchases, software purchases, salaries, consulting fees supplies and various other general expenses. These payments on behalf of the company, which to date have totaled in excess of $700,000, are treated as short-term, interest-free unsecured accounts payable of the company and are typically repaid when we have cash available. As of November 30, 2005, we owed Mr. Martinez approximately $94,000 for the outstanding payment advances that he made on our behalf. Mr. Martinez has also made direct cash loans to the company, which loans amounted to $629,250 as of November 30, 2005. The loans are evidenced by a note that bears interest at a rate of 8% beginning on July 1, 2005 and is due on demand. ITVN had month to month service agreements with related parties. Mr. Martinez accrued fees of $10,000 per month for three months in 2004 during which he was compensated for services he performed on behalf of ITVN.

David Koenig is a co-founder of ITVN and currently is the Chief Technology Officer of that subsidiary. In order to help fund this company’s short-term working capital needs, Mr. Koenig has, from time to time, made payments on behalf of this company for equipment purchases, software purchases, salaries, consulting fees supplies and various other general expenses. These payments on behalf of the company, which to date have totaled in excess of $300,000, are treated as short-term, interest-free unsecured loans to the company and are typically repaid when we have cash available. No amounts are currently owing to Mr. Koenig as of the date of this prospectus for any outstanding advances that he previously made on our behalf. Mr. Koenig has also made direct cash loans the company, which loans amounted to $427,344 as of November 30, 2005. The loans are evidenced by a promissory note that bears interest at a rate of 8% beginning on July 1, 2005 and is due on demand. Mr. Koenig accrued fees of $10,000 per month for three months in 2004 during which he was compensated for the services he performed on behalf of ITVN.

David Koenig also is the owner of a majority interest in Holio.net, LLC and Holio.net, Inc. , a provider of content (collectively, “Holio.net”). Holio.net is one of the numerous content providers that is currently providing content to ITVN for distribution to ITVN’s customers. The terms under which Holio.net provides the content to ITVN are the same as the terms between ITVN and all of the other ITVN content providers. Holio.net has accrued a total of $13,790 for its content through November 30, 2005. The total amount that we have paid to Holio.net for its content through November 30, 2005 is $7,190. ITVN also subleased some office space from Holio.net, LLC during the past two years. The total amount of rent that ITVN paid to Holio.net, LLC under this sublease was $4,000. Since ITVN has established leases for their own offices, the sublease with Holio.net, LLC has been terminated.

Charles Prast is our Chief Executive Officer. See, “Executive Compensation—Employment Agreements,” above. Prior to becoming our Chief Executive Officer in June 2005, Mr. Prast served as a consultant to ITVN. In consideration for his consulting services prior to June 2005, Mr. Prast received $36,000.

Murray Williams is our Chief Financial Officer. See, “Executive Compensation—Employment Agreements,” above. Prior to becoming our Chief Financial Officer in June 2005, Mr. Williams worked for a consulting firm that was engaged by ITVN. Mr. Williams provided consulting services through the consulting company from January 2004 until June 3, 2005. In consideration for the consulting services provided by Mr. Williams, the consulting firm earned $205,000 of fees.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 75,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. As of February 1, 2006, we had 24,881,767 shares of common stock issued and outstanding and 3,333,333 shares of Series A Convertible Preferred Stock (the "Series A Stock"), issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

Preferred Stock

Under our articles of incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock. Since we have authorized a class of preferred stock consisting of the 3,333,333 shares of Series A Stock, we still have the authority to issue 1,666,667 shares of additional classes of preferred stock containing such rights, preferences and privileges as our Board of Directors may designate.

In December 2005, we adopted a Certificate Of Designation Of Preferences And Rights Of Series A Convertible Preferred Stock that authorized the issuance of a new class of preferred stock consisting of 3,333,333 shares of Series A Stock. Under the Certificate of Designation, the holders of the Series A Stock have the following rights, preferences and privileges:

The Series A Stock may, at the option of the holder, be converted at any time or from time to time into fully paid and non-assessable shares of common stock at the conversion rate in effect at the time of conversion; provided, that a holder of Series A Stock may at any given time convert only up to that number of shares of Series A Stock so that, upon conversion, the aggregate beneficial ownership of our common stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of such holder and all persons affiliated with such holder is not more than 9.99% of the Company’s common stock then outstanding. The number of shares into which one share of Series A Stock shall be convertible is determined by dividing $3.75 per share (which price is subject to adjustment for stock splits, stock dividends and other similar events) by the then existing Conversion Price. The "Conversion Price" per share for the Series A Stock shall be equal to $3.75 (subject to appropriate adjustment for certain events, including stock splits, stock dividends, combinations, recapitalizations or other recapitalizations affecting the Series A Preferred Stock).

Except as otherwise required by law, the holders of shares of Series A Stock do not have the right to vote on matters that come before the shareholders.

In the event of any dissolution or winding up of this company, whether voluntary or involuntary, holders of each outstanding share of Series A Stock shall be entitled to be paid first out of our assets available for distribution to shareholders, an amount equal to the greater of (A) an amount equal to $3.75 per share (as adjusted) plus any accrued but unpaid dividends on such shares, and (B) the amount such holders would be entitled to receive had such holders converted such shares of Series A Stock into shares of common stock. The foregoing liquidation distribution to the holders of the Series A Stock is senior to the common stock and senior to or pari passu with any subsequent series of preferred stock issued by us with respect to liquidation rights.

Under the Certificate Of Designation Of Preferences And Rights Of Series A Convertible Preferred Stock, we may not declare, pay or set aside any dividends on shares of any class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock or dividends payable to the holders of any series of preferred stock which is senior to the Series A Stock with respect to dividends) unless the holders of the Series A Stock shall first receive, or simultaneously receive, an equal dividend on each outstanding share of Series A Stock. Notwithstanding the foregoing, until the date that a registration statement registering the resale of the underlying conversion shares is declared effective by the SEC, we have agreed to pay on each outstanding share of Series A Stock out of funds legally available therefor a quarterly dividend, at an annual rate equal to the product of multiplying (i) $3.75 per share, by (ii) one percent (1%). The foregoing dividend shall be payable quarterly in arrears on the last day of each quarter based on the numbers of shares of Series A Stock outstanding as of the first day of such quarter.

17% Secured Convertible Debenture

The Debenture, dated October 20, 2005, was issued to Pentagon Bernini Fund, Ltd. (the "Fund") on October 25, 2005. The Debenture has an initial principal balance of $4,000,000 and accrues interest at a rate of 17% per annum until payment in full of the unconverted outstanding principal sum, together with all accrued and unpaid interest, has been made. Interest is payable quarterly in arrears on the last day of each January, April, July, and October, commencing on January 31, 2006 (each such date, an "Interest Payment Date"). Interest shall be payable in cash, except that we may, in our sole discretion, pay up to 50% of the amount of interest payable on any Interest Payment Date by issuing additional debentures in accordance with the same terms as the Debenture. Our obligations under the Debenture are secured by a Security Agreement, pursuant to which we granted to the Fund a security interest in all of our personal property assets. In addition, our obligations under the Debenture are also secured by the pledge of 4,000,000 shares of our common stock, of which 2,000,000 shares were pledged by Michael Martinez, 1,500,000 shares were pledged by David Koenig, 250,000 shares were pledged by Murray Williams, and 250,000 shares were pledged by Charles Prast (Messrs. Martinez, Williams, and Prast are the principal executive shareholders of this company, and Mr. Koening is a principal shareholder and an employee of our ITVN subsidiary).

The Debenture is convertible into shares of shares of our common stock (the “Debenture Shares”) at any time at an initial conversion price of $2.00 per share. The initial conversion price is subject to adjustment, including upon a breach by us of the requirement that we register the Debenture Shares. In the event that we fail to comply with our registration requirements, the conversion price will decrease to $1.50 per share.

We have the right to prepay the Debenture without penalty, in whole or in part, at any time and from time to time upon not less than fifteen (15) days prior written notice. In the event that we issue any additional debt or equity securities, the Fund will have the right to require that 50% of the net proceeds of such debt or equity securities be applied to repay all or a portion of the principal amount outstanding on the Debenture.

Warrants

In connection with the $4,000,000 Debenture sale to the Fund in October 2005, we also issued the Warrant to the Fund.  The Warrant grants the Fund the right, exercisable at any time during the five-year period following its issuance, to acquire 1,000,000 shares of our common stock at an exercise price of $3.00 per share.

In December 2005, we also issued to the purchasers of our Series A Stock, and one of their affiliates, warrants to purchase a total of 265,000 shares of our common stock. The warrants may be exercised at a cash price equal to $5.00 per share at any time until December 20, 2010.

Registration Rights

In connection with the private placement of the Debenture and the Warrant to the Fund, we entered into a registration rights agreement with the Fund pursuant to which we agreed to file a registration statement, at our expense, to register the resale of the 2,667,000 shares of our common stock issuable upon the conversion of the Debentures (representing the 2,000,000 shares issuable upon the conversion of the $4,000,0000 principal amount at $2.00 per share, plus additional 667,000 shares issuable upon the conversions of the Debenture if we fail to comply with our obligations under the registration rights agreement). In addition, we also agreed to register the 1,000,000 shares of our common stock that are issuable upon exercise of the Warrant. The registration statement is required to be prepared and filed no later than 60 days immediately following the closing date of the private placement, and to be declared effective within 90 days after the closing date of the private placement (or 120 days if the registration statement is subjected to a full review by the Commission). In addition, the Debenture provides that we are required to maintain the effectiveness of the registration statement until the earlier of (a) the date that all of the shares underlying the Debenture and the Warrant have been sold, or (b) all of the underlying shares may be freely traded without registration under the Securities Act, under Rule 144 promulgated under the Securities Act or otherwise. In the event that the registration statement registering the shares underlying the Debenture and the Warrants is not filed within the 60-day period, the registration statement is not declared effective within the required 90- or 120-day period, or the registration statement of which this prospectus is a part is not maintained effective, then the Fund shall have the right to declare immediately due and payable all amounts owing under the Debenture, and we will be required to pay the Fund, as liquidated damages and not as a penalty, an amount equal to $1,000 per day until such default is cured. In addition, upon a default of the foregoing registration obligations, the conversion price of the Debenture shall be reduced from the current $2.00 per share to $1.50 per share.

In connection with the sale and issuance of the Series A Stock and certain warrants to M.A.G. Capital, LLC, Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., and Monarch Pointe Fund, Ltd., on December 27, 2005 we entered into a Registration Rights Agreement pursuant to which we agreed to prepare and file, no later than the 130th day immediately following the closing date, a registration statement with the SEC covering the resale of the 3,598,333 shares of common stock underlying the Series A Stock and the warrants. We are required to cause such registration statement to be declared effective by the SEC within 280 days after closing date. If we fail to file the registration statement with the SEC by the date that is one hundred thirty (130) days after the closing date, we will be required to pay to purchasers an amount equal to $1,000 per day until the registration statement is declared effective.

Under the employment agreements that we have entered into with Mr. Prast, our Chief Executive Officer, and Mr. Williams, our Chief Financial Officer, we agreed to grant them "piggy-back" registration rights for the shares of our common stock that they own. Under those agreements, we are therefore required to include their shares in the next registration statement that we file with the Securities and Exchange Commission. This prospectus registers some of the shares owned by Mr. Prast and Mr. Williams.

Shares Eligible For Future Sale

As of November 30, 2004, we had 24,881,767 shares of common stock outstanding. That number does not include (i) the 2,000,000 shares that are reserved for issuance under the Debenture, or (ii) the 1,000,000 shares that are included in this prospectus and that may be issued upon the exercise of Warrant. In addition, pursuant to the terms of the Debenture, we may issue additional Debentures in lieu of certain interest payments due under the Debenture, and the number of shares that the Debenture is convertible into may increase by 666,667 in the event that we fail to register the shares underlying the Debenture on a timely basis or if we fail to maintain the registration statement of which prospectus is a part for the entire required period. In the event that we issue additional Debentures in lieu of interest, or if we default on our registration rights agreement obligations and the additional 666,667 shares become issuable under the Debenture, the total number of shares will further increase. The number of outstanding shares does, however, include 1,382,140 currently outstanding shares and that are held in escrow subject to release upon the achievement by the stockholder of certain sales goals. In the event that the sales goals are not achieved, we may commence canceling those shares on May 1, 2006, and any remaining shares that have not been released from escrow by October 31, 2006 will be cancelled on that date. The shares held in escrow cannot be transferred while held in escrow.

Freely Tradeable Shares After Offering. As of November 30, 2004, only 1,882,450 shares of our 24,881,767 outstanding shares were free trading shares. However, upon the sale of the 4,250,533 currently outstanding shares covered by this prospectus, the conversion of the Debenture into 2,000,000 shares, and the exercise of the Warrant for the 1,000,000 warrant shares included in this prospectus, all of these 7,250,533 shares will also be freely tradable without restriction or limitation under the Securities Act. As a result, after the completion of this offering, 6,132,983 shares of our currently outstanding shares of common stock will be tradable without restriction under the Securities Act, and an additional 3,000,000 shares will become available for trading upon the conversion of the Debenture and the exercise of the Warrant. Other than these 6,132,983 currently outstanding shares, the remaining 18,748,784 currently outstanding shares are “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act.

Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (currently 248,817 shares) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144.

All of the 22,999,318 “restricted shares” currently outstanding (including those registered in this prospectus), will become eligible for public resale under Rule 144 commencing on June 3, 2006. The sale, or availability for sale, of substantial amounts of common stock could, in the future, adversely affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning the company.

Form S-8 Registration of Options or Restricted Stock. On January 31, 2006, we granted stock options to purchase a total of 1,340,000 shares of common stock under our 2005 Equity Incentive Plan. We intend to file a registration statement on Form S-8 covering the shares of common stock that are reserved for issuance under the foregoing options and the remaining shares under that plan, which would permit the resale of shares in the public marketplace of exercised stock options.

Transfer Agent

Our transfer agent currently is Nevada Agency And Trust Company, located at 50 West Liberty Street, Suite 880 Reno, Nevada 89501.

EXPERTS

The financial statements for the years ended December 31, 2004 and 2003 included in this prospectus have been audited by Lopez, Blevins, Bork & Associates, LLP to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and registration statement in reliance upon the report of Lopez, Blevins, Bork & Associates, LLP and upon the authority of such firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that no officer or director shall be personally liable to this corporation or our stockholders for monetary damages except as provided pursuant to Nevada Revised Statutes. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of Interactive Television Networks, Inc. from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of Interactive Television Networks, Inc., and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Nevada Revised Statutes. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the bylaws and Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act for the common stock offered under this prospectus. We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by Interactive Television Networks, Inc. can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information concerning Interactive Television Networks, Inc. at the site located at http://www.sec.gov. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the Commission under the Securities Act and to which reference is made.

INDEX TO FINANCIAL STATEMENTS

INDEX TO AUDITED
FINANCIAL STATEMENTS OF
ITVN, INC.

INDEPENDENT AUDITORS REPORT	F-2
AUDITED FINANCIAL STATEMENTS:
BALANCE SHEET	F-3
STATEMENTS OF OPERATIONS	F-4
STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)	F-5
STATEMENTS OF CASH FLOW	F-6
NOTES TO AUDITED FINANCIAL STATEMENTS	F-7

INDEX TO UNAUDITED
FINANCIAL STATEMENTS OF
INTERACTIVE TELEVISION NETWORKS, INC.

AUDITED
FINANCIAL
STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Interactive Television Networks, Inc.
(A Development Stage Company)
Dana Point, California

We have audited the accompanying balance sheet of Interactive Television Networks, Inc. as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended and for the period from December 17, 2003 (Inception) through December 31, 2003 and for the period from December 17, 2003 (Inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Television Networks, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended and for the period from December 17, 2003 (Inception) through December 31, 2003 and for the period from December 17, 2003 (Inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

July 24, 2005

Interactive Television Networks, Inc.
(a Development Stage Company)
Balance Sheet

December 31,
2004
Assets

Current assets:
Cash	$510,369
Shareholder Advances	210,713
Prepaid Inventory	630,000
Total current assets	1,351,082

Fixed assets, net of accumulated Depreciation of $11,032 (Note 2)	242,035
Intangible Assets, net of accumulated Amortization of $13,333 (Note 2)	26,667
Deposit	10,204

Total Assets	$1,629,988

Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable	$239,438
Accounts payable to Related Parties (Note 3)	52,989

Total Liabilities	292,427

Stockholders' equity

Common stock, $0.001 par value, 30,000,000 shares
authorized, 31,250 shares issued and outstanding (Note 5)	31
Additional paid-in capital (Note 5)	1,665,969
Deficit accumulated during development stage	(328,439)
Total Stockholders' Equity	1,337,561

Total Liabilities and Stockholders' Equity	$1,629,988

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Statements of Operations
		Period from
		December 17, 2003	December 17, 2003
	Year ended	(Inception) to	(Inception) to
	December 31,	December 31,	December 31,
	2004	2003	2004

Revenue	$-	$-	$-

Expenses:
Consulting fees - related party (Note 3)	50,000	-	50,000
Salaries expense (Note 3)	60,000	-	60,000
Professional fees	112,050	-	112,050
Sales and marketing	56,375	-	56,375
Depreciation	11,032	-	11,032
Amortization	13,333	-	13,333
General and administrative (Note 3)	24,649	1,000	25,649
Total expenses	327,439	1,000	328,439

Net loss	$(327,439)	$(1,000)	$(328,439)

Weighted average number of
common shares outstanding - basic and fully diluted	25,000	25,000

Net loss per share - basic and fully diluted	$(13.10)	$(0.04)

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Statements of Stockholders' Equity/(Deficit)

				Deficit
				Accumulated
	Common Stock		Additional	During	Total
			Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity/(Deficit)

Balance at December 17, 2003	-	$-	$-	-	-
Issuance of common stock for cash	25,000	25	975	$-	$1,000
Net loss				(1,000)	(1,000)

Balance at December 31, 2003	25,000	25	975	(1,000)	-
Issuance of common stock for cash	6,250	6	1,664,994	-	1,665,000
Net loss				(327,439)	(327,439)

Balance at December 31, 2004	31,250	$31	$1,665,969	$(328,439)	$1,337,561

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Statements of Cash Flows

	For the year ended December 31, 2004	Period from December 17, 2003 (Inception) to December 31, 2003	December 17, 2003 (Inception) to December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(327,439)	$(1,000)	$(328,439)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation	11,032	-	11,032
Amortization	13,333	-	13,333
Net change in assets and liabilities:
Shareholder Advances	(210,713)	-	(210,713)
Prepaid Inventory	(630,000)	-	(630,000)
Deposits	(10,204)	-	(10,204)
Accounts payable	239,438	-	239,438
Accounts payable to Related Parties	52,989		52,989
NET CASH USED IN OPERATING ACTIVITIES	(861,564)	(1,000)	(862,564)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(253,067)	-	(253,067)
Purchase of intangible assets	(40,000)	-	(40,000)
NET CASH USED IN INVESTING ACTIVITIES	(293,067)	-	(293,067)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	1,665,000	1,000	1,666,000
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,665,000	1,000	1,666,000
Net increase in cash	510,369	-	510,369
Cash at beginning of period	-	-	-
Cash at end of period	$510,369	$-	$510,369
Supplemental disclosures:

Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS

Interactive Television Networks, Inc. (“ITVN” or “Company”) was incorporated on December 17, 2003 under the laws of Nevada as XTV, Inc. The Company changed its name to Interactive Television Networks, Inc. on April 18, 2005. ITVN was established to create and provide a service (the “ITVN Service”) enabling subscribers to receive television content via the internet and view the content on their television. The ITVN Service will require an ITVN-enabled set-top box which will pull pages off a web server and project them onto the television screen and a remote control which consumers will use to view a library of motion pictures and other video content on their television at any time “on demand.” The Company is in the process of becoming a vertically integrated provider of digital interactive content networks delivered to televisions over domestic broadband connections of 300kbps or better. A wide variety of content will be available to the users of the set-top box through the creation of branded networks. All content that will be distributed through the ITVN Service will be provided by the owners of that content. Subscribers will be provided with continuous access to a variety of motion pictures, music videos, foreign language news broadcasts and adult entertainment.

ITVN is in the early stages of development and no subscription revenue has been generated to date. No assurance can be given that a market for the ITVN Service and products that enable the ITVN Service will develop, or that customers will be willing to pay for the ITVN Service and products that enable the ITVN Service. The Company is identified as a development stage company at this time.

The Company continues to be subject to certain risks common to companies in similar stages of development, including the uncertainties outlined above, as well as the uncertainty of availability of additional financing; dependence on third parties for manufacturing and marketing and sales support; the uncertainty of the market for personal television; dependence on key management; limited manufacturing, marketing and sales experience; and the uncertainty of future profitability.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory

At December 31, 2004 the Company had no inventory in stock but did prepay for 5,000 set-top box units that were delivered in the first quarter of 2005. Inventory will be valued at the lower of cost (first-in, first-out) or market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Basic Loss per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Fixed Assets

Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Major improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations.

Impairment losses are recorded on fixed assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. There were no impairment losses in 2004 or 2003.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Financial Instruments
ITVN's financial instruments consist of cash, accounts payable and note payable. Unless otherwise noted, it is management's opinion that ITVN is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted

The fair value of the amounts due to related parties (Note 3) is not determinable as they have no repayment terms.

Recent Accounting Pronouncements

ITVN does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Company’s results of operations, financial position or cash flow.

NOTE 3 - RELATED PARTY TRANSACTIONS

ITVN had month to month service agreements with related parties. The two founders of the Company, who were also the only officers and directors in 2004, accrued service fees of $50,000 in the aggregate in 2004 for services performed on behalf of ITVN. The accrued service fees are included in Accounts Payable at December 31, 2004. On November 12, 2004, both of the founders entered into employment agreements with the Company and no longer accrued service fees. The two founders accrued a total of $60,000 in 2004 under these employment agreements.

ITVN entered into a content agreement with an entity that our Chief Technical Officer owns a portion of. Such entity is one of numerous companies that has agreed to provide content to the Company to be distributed to the Company’s customers. No compensation was earned or paid to such entity in 2004.

A related party provided office space and services without charge in 2004.

Accounts Payable at December 31, 2004 includes a total of $52,989 of advances from the Company’s founders whom were the only officers and directors in 2004. The advances relate to equipment purchases, software purchases, internet connection fees and various other general expenses. The advances are unsecured and are due upon demand.

NOTE 4 - INCOME TAXES

ITVN follows Statement of Financial Accounting Standards Number 109 (SFAS 109), “Accounting for Income Taxes.” Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized.

The provision for refundable Federal income tax consists of the following:

December 31,
2004
Refundable Federal income tax attributable to:
Current Operations	$111,329
Less, Change in valuation allowance	(111,329)
Net refundable amount	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

December 31,
2004
Deferred tax asset attributable to:
Net operating loss carryover	$328,439
Less, Change in valuation allowance	(328,439)
Net deferred tax asset	$-

At December 31, 2004, the Company had an unused net operating loss carryover approximating $328,439 that is available to offset future taxable income; it expires beginning in 2023.

NOTE 5 - CAPITAL STOCK

The Company’s authorized capital stock consists of 30,000,000 shares of common stock, with a par value of $0.001 per share. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by shareholders. The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal ratable rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

On December 17, 2003, the Company issued 25,000 shares of common stock to the founders for $1,000.

On November 12, 2004 a Common Stock Purchase Agreement was signed by and among the Company, PHSL World Wide Inc., a Florida corporation, XTV Investments LLC, (“XTVI” or the “Purchaser”), and the two founders of the Company whereby the Purchaser agreed to loan the Company all funds necessary for operations for 24 months. In summary, the agreement required the Purchaser to:
•	Immediately pay cash and other consideration to the founders;
•
Immediately and continually pay the Company’s operating expenses for 24 months (until November 11, 2006). All but $250,000 of these advances were to be repaid to the Purchaser out of the Company’s future profits. The agreement did not call for any interest on the advances and had no stated due date..

Upon receipt of the above, the founders were required to deliver to the Purchaser an aggregate of 12,750 Shares of the Company’s common stock .

Ultimately, the Purchaser failed to pay the consideration to the founders and did not properly pay for the Company’s operating expenses. However, as of December 31, 2004, XTVI had paid $1,665,000 to the Company for operating expenses. On March 16, 2005 the parties entered into a Settlement Agreement and Mutual General Release whereby the November 12, 2004 Common Stock Purchase Agreement was terminated and the Company issued 6,250 shares of the Company’s $0.001 par value common stock in exchange for the $1,665,000 that the Purchaser advanced, or caused to be advanced, to the Company. Therefore, as of December 31, 2004 the Company booked the $1,665,000 to Equity as Cash Received for Common Stock.

NOTE 6 - COMMITMENTS

The Company had no direct commitments as of December 31, 2004. As part of XTVI’s commitment to the Company to provide funds for all operating expenses, XTVI caused one of its affiliates to enter into an equipment lease agreement to procure $317,024 of computer equipment to be used by the Company. The Company is not a party to the lease agreement but has made all the necessary lease payments and plans to continue to do so. The agreement was signed on December 10, 2004 and is a 36-month lease beginning on January 1, 2005 with monthly lease payments of $9,426 plus monthly taxes of $778.

NOTE 7 - SUBSEQUENT EVENTS

On March 16, 2005, the Company and the Company’s founders entered into a Settlement Agreement and Mutual General Release (the “Settlement Agreement”) with XTVI and its affiliates. Pursuant with the Settlement Agreement, the November 12, 2004 Common Stock Purchase Agreement was terminated, the Company issued 6,250 shares of Common Stock to XTVI and XTVI waived all rights to repayment of the $1,665,000 it had paid to the Company for operating expenses.

On March 24, 2005, the Company obtained a $2,400,000 letter of credit from Manufacturer’s Bank to be used for future inventory purchases. On March 24, 2005, the Company paid a letter of credit issuance finance charge of $3,065 to Manufacturer’s Bank.

'On March 28, 2005, the Company entered into an Escrow and Marketing Agreement (the “E&M Agreement”) with XTVI. Pursuant to the E&M Agreement, XTVI was granted the non-exclusive right to introduce the Company to certain potential customers who wish to purchase the Company’s product and become subscribers. XTVI is entitled to receive and retain a share certificate in the amount of 2,083 shares of the Company if XTVI delivers 20,000 qualified customers that buy the Company’s set-top box and subscribe to the Company’s services before April 30, 2006 and continue to be valid, paying subscribers for at least 180 days. The 2,083 shares are currently held in escrow and XTVI had not delivered any qualified customers to the Company as of June 30, 2005.

On June 3, 2005, the Company was acquired by Radium Ventures Inc. (“Radium”), a Nevada corporation, through a reverse triangular merger (the “Merger”) between the Company and Radium Ventures Acquisition, Inc., a wholly owned subsidiary of Radium. As a result of the Merger, ITVN is a wholly-owned subsidiary of Radium. The Merger was effected pursuant to a certain Agreement and Plan of Reorganization dated May 27, 2005 (the “Reorganization Agreement”).

Immediately following the Merger, Radium formally ceased its Internet document editing business that had previously been conducted, closed their offices in Vancouver, Canada, and moved their offices to the offices of the Company in Southern California. Radium currently does not plan to conduct any business other than owning the shares of the Company, which will continue to conduct its operations that it has been engaged in.

In connection with the Merger, Radium (i) cancelled 750,000 of the outstanding shares of its common stock held by its founders and (ii) agreed to issue up to 22,117,550 shares of its common stock to the existing stockholders of the Company, in exchange for all of the issued and outstanding common stock of the Company. In addition to the foregoing, in accordance with the Reorganization Agreement, upon the closing of the Merger, Radium issued 50,000 shares to its financial advisor, hired a CEO who was granted 581,676 shares and hired a CFO who was granted 250,000 shares. The shares issued, or issuable, to the stockholders of the Company represent approximately 89% of outstanding shares of Radium common stock as of June 8, 2005. As a result, the stockholders of the Company have acquired control of Radium in the Merger. The shares issued in the Merger were issued pursuant to an exemption provided under Section 4(2) of the Securities Act of 1933, as amended, without the use of an underwriter.

On July 26, 2005, the Company changed its name from Interactive Television Networks, Inc. to ITVN, Inc.

UNAUDITED
FINANCIAL
STATEMENTS
Interactive Television Networks, Inc.
(a Development Stage Company)
Condensed Consolidated Balance Sheets

	September 30,	December 31,
Current assets:	2005	2004
	(unaudited)

Cash	$5,259	$510,369
Inventory	1,969,370	--
Accounts receivable, net	300,000	--
Shareholder advances	--	210,713
Prepaids & other	34,291	630,000
Total current assets	2,308,920	1,351,082
Capitalized inventory, net of accumulated depreciation
of $36,438 (Note 4)	195,779	--
Fixed assets, net of accumulated depreciation of $235,652
and $11,032, as of September 30, 2005 and December 31,
2004, respectively	670,235	242,035
Intangible assets, net of accumulated amortization of
$29,467 and $13,333 as of September 30, 2005 and
December 31, 2004, respectively	14,421	26,667
Deposits (Note 7)	36,245	10,204
Total Assets	$3,225,600	$1,629,988

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$452,058	$239,438
Accounts payable to related parties (Note 3)	796,239	52,989
Notes payable - related parties (Note 3)	1,056,593	--
Letter of credit (Note 5)	2,400,000	--
Other accrued liabilities	56,428	--
Total Liabilities	4,761,318	292,427

Stockholders' equity (deficit):
Common stock, $0.001 par value, 75,000,000 shares
authorized, 24,881,767 issued and outstanding (Note 6)	24,882	31
Preferred stock, $0.001 par value, 5,000,000 shares
authorized, no shares issued or outstanding (Note 6)	--	--
Additional paid-in capital (Note 6)	1,729,295	1,665,969
Deficit accumulated during development stage	(3,289,895)	(328,439)
Total Stockholders' Equity (Deficit)	(1,535,718)	1,337,561
Total Liabilities and Stockholders' Equity (Deficit)	$3,225,600	$1,629,988

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Condensed Consolidated Statements of Operations
(unaudited)

	For the three months ended September 30		For the nine months ended September 30,		December 17, 2003 (Inception) to September 30,
	2005	2004	2005	2004	2005

Revenue	$527,444	--	$602,840	$--	$602,840
Cost of goods sold	912,187	--	976,680	--	976,679

Gross profit	(384,743)	--	(373,840)	--	(373,839)

Expenses:
Consulting fees - related parties	--	20,000	--	20,000	50,000
Salaries expense (Note 3)	319,416	--	685,298	--	745,298
Professional fees	212,372	30,000	671,192	55,000	808,242
Sales and marketing	35,660	2,500	243,785	2,500	300,160
Depreciation and amortization	109,314	--	240,753	--	265,119
General and administrative (Note 3)	312,587	--	746,587	--	747,237
Total expenses	989,349	52,500	2,587,615	77,500	2,916,056

Net loss	$(1,374,092)	$(52,500)	$(2,961,455)	$(77,500)	$(3,289,895)

Weighted average number of
common shares outstanding -
basic and fully diluted	24,881,767	17,694,000	23,239,376	17,694,000

Net loss per share - basic and
fully diluted	$(0.06)	$(0.00)	$(0.13)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc.
(a Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(unaudited)
	For the nine months ended September 30,		December 17, 2003 (Inception) to September 30,
	2005	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,961,455)	$(77,500)	$(3,289,895)
Adjustments to reconcile net loss
to net cash used in operations:
Depreciation	261,057	--	272,089
Amortization	16,134	--	29,467
Common stock exchanged for services	88,177	--	88,177
Changes in assets and liabilities
Inventory	(2,201,587)	--	(2,201,587)
Prepaid inventory	630,000	--	--
Accounts receivable	(300,000)	--	(300,000)
Shareholder advances	210,713	--	--
Prepaids & other	(34,291)	--	(34,291)
Deposits	(26,041)		(36,245)
Accounts payable	212,620	75,000	452,058
Accounts payable to related parties	743,250	--	796,239
Other accrued liabilities	56,428	--	56,428
NET CASH USED IN OPERATING ACTIVITIES	(3,304,995)	(2,500)	(4,167,560)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(652,820)	(20,000)	(905,886)
Purchase of intangible assets	(3,888)	(40,000)	(43,888)
NET CASH USED IN INVESTING ACTIVITIES	(656,708)	(60,000)	(949,774)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party notes	1,056,593	62,500	1,056,593
Borrowings under line of credit	2,400,000	--	2,400,000
Proceeds from issuance of common stock	--	--	1,666,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,456,593	62,500	5,122,593

Net cash decrease for period	(505,110)	--	5,259
Cash at beginning of period	510,369	--	--

Cash at end of period	$5,259	$--	$5,259
Supplemental disclosures of cash flow information:
Interest paid	$134,841	$--	$134,841
Income taxes paid	--	--	--
Supplemental disclosure of significant non-cash
transactions:
Capitalized inventory, net of accumulated depreciation
of $36,438 (Note 4)	$195,779	$--	$195,779

The accompanying notes are an integral part of these financial statements.

Interactive Television Networks, Inc. and Subsidiary
(a Development Stage Company)
Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Interactive Television Networks, Inc., a Nevada corporation formerly known as Radium Ventures, Inc., owns 100% of the issued and outstanding capital stock of ITVN, Inc., a Nevada corporation formerly known as XTV, Inc. and as Interactive Television Networks, Inc. ("ITVN"), a company that we acquired on June 3, 2005 (hereafter referred to as the "Merger"). All of this company's operations are currently conducted through ITVN. Unless the context indicates otherwise, references herein to "we," "our," or the "Company" during periods prior to June 3, 2005 refer solely to ITVN, while references to "we," "our," or the "Company" after June 3, 2005 refer to both Interactive Television Networks, Inc. and its subsidiary, ITVN. All references to "Radium" refer to Radium Ventures, Inc. on a stand-alone basis prior to June 3, 2005.

ITVN creates and provides a service (the "ITVN Service") enabling subscribers to receive television content via the Internet and view the content on their television. The ITVN Service requires an ITVN-enabled set-top box which pulls pages off a web server and projects them onto the television screen and a remote control which consumers use to view a library of motion pictures and other video content on their television at any time "on demand." The Company is a vertically integrated provider of digital interactive content networks delivered to televisions over domestic broadband connections of 300kbps or better. A wide variety of content will be available to the users of the set-top box through the creation of branded networks. All content that is and will be distributed through the ITVN Service is and will be provided by the owners of that content. Subscribers will be provided with continuous access to a variety of motion pictures, music videos, foreign language news broadcasts and adult entertainment.

ITVN is in the early stages of development and minimal subscription revenue has been generated to date. No assurance can be given that a significant market for the ITVN Service and products that enable the ITVN Service will develop, or that customers will be willing to pay for the ITVN Service and products that enable the ITVN Service. The Company is identified as a development stage company at this time.

The Company continues to be subject to certain risks common to companies in similar stages of development, including the uncertainties outlined above, as well as the uncertainty of availability of additional financing; dependence on third parties for manufacturing and marketing and sales support; the uncertainty of the market for personal television; dependence on key management; limited manufacturing, limited marketing and sales experience; and the uncertainty of future profitability.

These unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments, including those that are normal and recurring, considered necessary to present fairly the financial position as of September 30, 2005, and the results of operations for the periods presented. These financial statements should be read in conjunction with the Company's audited financial statements and the accompanying notes for the year ended December 31, 2004 included in this prospectus. The Company's operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. The results of operations for the period ended September 30, 2005 are not necessarily indicative of the results to be expected for any subsequent periods or for the entire fiscal year.

Certain prior period amounts have been reclassified to conform to the current period's presentation.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Revenue Recognition

During the nine months ended September 30, 2005 the Company generated service revenues from fees for providing the ITVN Service to consumers. In addition, in an effort to increase its subscription growth, the Company had a third party manufacture ITVN-enabled set-top boxes and subsequently began to distribute them. This effort resulted in revenues from the sale of hardware products that enable the ITVN Service.

Service Revenues. Included in service revenues are revenues from monthly fees for the ITVN Service. These subscription revenues are recognized over the period benefited. Service revenues for the three and nine months ended September 30, 2005 were $124,144 and $157,488, respectively

Hardware Revenues. The Company recognizes hardware revenues, net of allowance for sales returns, from the sales of its ITVN-enabled set-top boxes. Hardware revenues are recognized upon shipment to consumers or upon delivery to retail customers. The fees for shipping and handling paid by customers are recognized as hardware revenues. The costs associated with shipping and handling these set-top boxes are expensed as cost of goods sold. Hardware revenues for the three and nine months ended September 30, 2005 were $403,300 and $445,352, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Basic Loss per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Inventory

Inventory consists of all costs paid to have the ITVN-enabled set-top boxes manufactured and shipped to our warehouse. Inventory is valued at the lower of cost (first-in, first-out) or market.

Fixed Assets

Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Major improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations.

Impairment losses are recorded on fixed assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There were no impairment losses in 2005 or 2004.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Financial Instruments

The Company's financial instruments consist of cash, accounts payable and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The fair value of the accounts payable amounts due to related parties is not determinable as they have no repayment terms.

Going Concern Basis

For the nine months ended September 30, 2005, the Company incurred net losses totaling $2,961,455, had net cash used in operating activities totaling $3,304,995; and had an accumulated deficit of $3,289,895 as of September 30, 2005. If the Company is unable to generate sufficient cash flow from operations and/or continue to obtain financing to meet its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the ability of the Company to continue as a going concern on a longer-term basis will be dependent upon the ability to generate sufficient cash flow from operations to meet its obligations on a timely basis, the ability to obtain additional financing, and the ability to ultimately attain profitability.

Management plans to raise capital during 2006 and will review all available fund raising alternatives. Management may also consider a variety of potential partnership or strategic alliances to strengthen its financial position. While the Company has been successful in the past in raising capital, no assurance can be given that these sources of financing will continue to be available to the Company and/or that demand for the Company's equity and debt instruments will be sufficient to meet its capital needs. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a content agreement with an entity partially owned by one of the founders of ITVN. Such entity is one of numerous companies that provide content to the Company to be distributed to the Company's customers. The related party earned $10,643 and $13,519 during the three and nine months ended September 30, 2005 for content fees which is included in cost of goods sold. As of September 30, 2005, $10,380 had not been paid and is included in accounts payable. The outstanding fees were paid in full subsequent to September 30, 2005.

At September 30, 2005 there were accounts payable to related parties totaling $796,239. Such liabilities consist of expenditures made on behalf of the Company for equipment purchases, software purchases, supplies and various other general expenses, as well as, salaries and/or consulting fees owed to the related parties. Portions of these advances were repaid subsequent to September 30, 2005.

The two founders of ITVN have loaned the Company a total of $1,056,593 as of September 30, 2005. The notes bear interest at a rate of 8% beginning on July 1, 2005 and are due on demand. As of September 30, 2005, $21,074 of interest had been accrued and is included in other accrued liabilities. No principal or interest was paid on these notes during the three and nine months ended September 30, 2005.

NOTE 4 - CAPITALIZED INVENTORY

During the nine months ended September 30, 2005 the Company experimented with a marketing promotion whereby the Company gave, without charge, ITVN-enabled set-top boxes to various customers that signed up for the ITVN Service. In the event that these customers cancel their service at any time, they are required to return the ITVN-enabled set-top box to the Company. The Company capitalized the cost of the ITVN-enabled set-top boxes that were given away during this promotion. Depreciation relating to these boxes is calculated over their estimated useful lives and totaled $27,765 and $36,438 for the three and nine months ended September 30, 2005, respectively and is included in cost of goods sold.

-19

NOTE 5 - LETTER OF CREDIT

On March 24, 2005, the Company obtained a letter of credit ("LOC") from Manufacturers Bank in the amount of $2,400,000 to be used for future inventory purchases. As of September 30, 2005, $2,400,000 had been drawn from the LOC for inventory purchases; $1,178,940 of the LOC was due on August 24, 2005, $957,060 was due on September 13, 2005 and the remaining $264,000 is due on October 9, 2005. The Company repaid the LOC in full on October 25, 2005. During the three and nine months ended September 30, 2005 the Company recorded $69,597and $93,625, respectively of interest and issuance finance expenses related to this LOC.

NOTE 6 - CAPITAL STOCK

Effective July 22, 2005, the Company increased its authorized capital stock from 25,000,000 shares of common stock, with a par value of $0.001 per share to 75,000,000 shares of common stock, with a par value of $0.001 per share and created a preferred class of stock consisting of 5,000,000 shares of preferred stock, with a par value of $0.001 per share. Accordingly, as of September 30, 2005, the Company's authorized capital stock consisted of 75,000,000 shares of common stock, with a par value of $0.001 per share, and 5,000,000 shares of preferred stock, with a par value of $0.001 per share. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by shareholders. The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal ratable rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

As of September 30, 2005, 24,881,767 shares of common stock were issued and outstanding. The founders of the Company paid a total of $1,000 for the 25,000 shares that were issued to them on December 17, 2003 (such shares were converted into 16,558,328 shares in conjunction with the Merger). XTV Investments LLC paid $1,665,000 for 6,250 shares that were issued on March 16, 2005 as described below (such shares were converted into 4,147,082 shares in conjunction with the Merger).

On March 28, 2005, the Company entered into an Escrow and Marketing Agreement (the "E&M Agreement") with XTV Investments LLC ("XTVI"). Pursuant to the E&M Agreement, XTVI was granted the non-exclusive right to introduce the Company to certain potential customers who wish to purchase the Company's product and become subscribers. XTVI is entitled to receive and retain 1,382,140 shares of the Company's common stock if XTVI delivers 20,000 qualified customers that buy the Company's set-top box and subscribe to the Company's services before April 30, 2006 and continue to be valid, paying subscribers for at least 180 days. XTVI has delivered only one qualified customer to the Company as of November 14, 2005.

In total, the ITVN pre-merger shares were converted into 22,117,550 shares of Radium in conjunction with the Merger representing approximately 89% of the Company. In addition to the foregoing, in accordance to the Reorganization Agreement, upon the closing of the Merger we issued 50,000 shares to our financial advisor, hired a Chief Executive Officer who was granted 581,676 shares and hired a Chief Financial Officer who was granted 250,000 shares.

NOTE 7 - COMMITMENTS

On June 1, 2005, the Company entered into a month-to-month office lease agreement to lease approximately 6,050 square feet of space in Woodland Hills, California at a rate of $1.30 per square foot per month. Rent expense relating to this office space during the three and nine months ended September 30, 2005 totaled $23,595 and $31,460, respectively. In addition, a security deposit of $7,865 was paid to the lessor in June 2005. On October 1, 2005 the lease was modified to include an additional 1,800 square feet of space, the rent was increased by $2,400 per month and the security deposit was increased by $2,400. As of October 1, 2005, the rent for this lease is $10,265 per month and the total security deposit for this lease is $10,265.

On June 27, 2005, the Company entered into a six month office lease agreement, commencing July 15, 2005, to lease approximately 240 square feet of space in Laguna Niguel, California at a rate of $8.00 per square foot per month. The Company paid $595 in set up fees and a $300 security deposit in June 2005. Rent expense relating to this office space during the three and nine months ended September 30, 2005 totaled $5,248.

On July 18, 2005, the company entered into a Directors and Officers Liability insurance agreement and financed $53,374 of the amount through AFCO Acceptance Corporation to be paid at a rate of $6,216 per month for nine months from June 2005 through February 2006.

The Company had no other direct commitments as of September 30, 2005. As part of XTVI's commitment to the Company to provide funds for all operating expenses, XTVI caused one of its affiliates to enter into an equipment lease agreement to procure $317,024 of computer equipment to be used by the Company. The Company is not a party to the lease agreement but has made all the necessary lease payments to date. The agreement was signed on December 10, 2004 and is a 36-month lease beginning on January 1, 2005 with monthly lease payments of $9,426 plus monthly taxes of $778.

NOTE 8 - NEW ACCOUNTING PRONOUNCEMENTS

In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not believe adopting FIN 47 will have a material impact on its consolidated financial position or results of operations or cash flows.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs-an Amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 is not expected to have a material impact on the Company's financial position or results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based upon their fair values.

Pro forma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of FAS 123(R). We have elected early adoption.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented; or (b) prior interim periods of the year of adoption.

We have opted for early adoption and adopted the "modified prospective" method. We have not granted options to any employees as of September 30, 2005. During the nine months ended September 30, 2005, we issued common stock to a financial advisor utilized in conjunction with the Merger, and we issued shares of common stock as signing bonuses to the newly hired CEO and CFO. The fair market value of the shares issued was expensed on the date issued and that amount was credited to paid-in-capital.

NOTE 9 - SUBSEQUENT EVENTS

On October 24, 2005, the Company entered into a series of agreements, each of which is dated as of October 20, 2005, pursuant to which the Company sold to Pentagon Bernini Fund, Ltd. (the "Fund") (i) a three-year 17% Secured Convertible Debenture (the "Debenture") having an initial principal balance of $4,000,000, and (ii) five-year warrants (the "Warrants") to acquire 1,000,000 shares of the Company's common stock (the "Warrant Shares") at an exercise price of $3.00 per share. The foregoing sale of securities was completed on October 25, 2005. The aggregate purchase price of the securities sold in the private placement was $4,000,000. The Company used $2,400,000 of the offering proceeds to repay, in full, the $2,400,000 outstanding letter of credit payable to Manufacturers Bank. The balance of the offering proceeds, $1,600,000, was used to repay a working capital loan that Mercator Momentum Fund III, LP had extended to the Company on October 3, 2005.

The Debenture accrues interest at a rate of 17% per annum until payment in full of the unconverted outstanding principal sum, together with all accrued and unpaid interest, has been made. Interest shall be payable quarterly in arrears on the last day of each January, April, July, and October, commencing on January 31, 2006 (each such date, an "Interest Payment Date"). Interest shall be payable in cash, except that the Company may, in its sole discretion, pay up to 50% of the amount of interest payable on any Interest Payment Date by issuing additional debentures in accordance with the same terms as the Debenture. The Company is required to make monthly principal payments of $222,222 under the Debenture commencing in May 2007 and continuing until the Debenture is repaid in full. The Company's obligations under the Debenture are secured by a Security Agreement, pursuant to which the Company granted to the Fund a security interest in all of the Company's personal property assets. In addition, the Company's obligations under the Debenture are also secured by the pledge of 4,000,000 shares of the Company's common stock by various shareholders of the Company.

The Debenture is convertible into shares of the Company's common stock (the "Debenture Shares") at any time at an initial conversion price of $2.00 per share. The initial conversion price is subject to adjustment, including upon a breach by the Company of its registration requirements. In the event the Company fails to comply with its registration requirements (see below) the conversion price will decrease to $1.50 per share.

The Company has the right to prepay the Debenture without penalty, in whole or in part, at any time and from time to time upon not less than fifteen days prior written notice. In the event that the Company issues any additional debt or equity securities, the Fund will have the right to require that 50% of the net proceeds of such debt or equity securities be applied to repay all or a portion of the principal amount outstanding on the Debenture.

In connection with the sale and issuance of the Debenture and Warrants, the Company and the Fund entered into a Registration Rights Agreement (dated October 20, 2005) pursuant to which the Company agreed to prepare and file, no later than the 60th day immediately following the date of the Registration Rights Agreement, a registration statement with the SEC covering the resale of the Debenture Shares and the Warrant Shares. The Company is required to use its best efforts to have such registration statement declared effective by the SEC as soon as practicable, but in no event later than 90 days after initial filing of the Registration Statement with the SEC (or 120 days if the registration statement is subjected to a review by the SEC). The Company shall be subject to the payment of specified liquidated damages to the Fund as set forth in the Registration Rights Agreement if the registration statement is not filed and does not become effective within the foregoing time periods. The Company may also be required, under certain circumstances, to pay the Fund specified liquidated damages if it is unable to maintain the effectiveness of the registration statement.